FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

June 18, 2004

RINKER GROUP LIMITED
ABN 53 003 433 118
(Translation of registrant's name into English)

Level 8, Tower B, 799 Pacific Highway, Chatswood, NSW 2067, Australia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F **X** Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No **X**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This report on Form 6-K contains the Rinker Full Financial Report 2004 released to the market on June 18, 2004

Exhibit 1: June 18 Rinker Full Financial Report 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rinker Group Limited

Signed by:	Peter Abraham
Title:	Company Secretary
Date:	June 18, 2004

RINKER™

FULL FINANCIAL REPORT 2004

FORM 6-K

EXHIBIT 1

Rinker Full Financial Report 2004



RINKER GROUP LIMITED
ABN: 53 003 433 118
Year Ended 31 March 2004

FULL
FINANCIAL REPORT

UNAUDITED PRO FORMA FINANCIAL INFORMATION FOR YEAR ENDED 31 MARCH 2003

The Rinker Group Limited (Rinker) and its subsidiaries (the Rinker group) demerged from CSR Limited (CSR) in accordance with an order of the Federal Court made on 28 March 2003. Rinker's shares were first traded on the Australian Stock Exchange (ASX) on 31 March 2003. In anticipation of Rinker's demerger from CSR, a number of heavy building materials businesses were transferred to Rinker group companies at different times during the financial year ended 31 March 2003. In addition, a number of sugar and light building products businesses were transferred out of the Rinker group at different times during that year. As a consequence, the results of the Rinker group as a statutory entity for the year ended 31 March 2003 do not reflect the businesses that comprised the Rinker group on demerger.

Accordingly, in addition to preparing statutory financial results for the financial year ended 31 March 2003, unaudited pro forma financial information has been prepared as though the businesses transferred between CSR and the Rinker group, and which formed part of the Rinker group at 31 March 2003, had operated within the Rinker group for the financial year ended 31 March 2003.

In comparing the results for the financial year ended 31 March 2004 with the results for the financial year ended 31 March 2003, the directors believe it is meaningful for readers of this Financial Report to make that comparison using the unaudited pro forma financial information for the year ended 31 March 2003. That unaudited pro forma financial information is set out on pages 44 to 53 of this Full Financial Report.

PRESENTATION OF INFORMATION IN US DOLLARS

The directors believe that the best measure of performance for Rinker Materials Corporation (Rinker Materials) in the US and Readymix Holdings Pty Ltd (Readymix) in Australia is in their respective local currency inasmuch as each generates all revenue and incurs all costs in that local currency. There are virtually no movements of currency between US dollars and Australian dollars that result in realised exchange gains or losses. The business activity in Australia is currently generating adequate cash flow and franking credits to service the current level of Australian dollar dividends. As a result, the only impact of changes in the US dollar/Australian dollar exchange rate is one of accounting translation for financial reporting purposes.

Rinker Materials' US dollar denominated performance represents approximately 80% of the total Rinker result. Consequently, the directors believe US dollar reporting represents the best measure of overall Rinker group performance. As a result, information has been provided in US dollars (US$) in addition to Australian dollars (A$).

FINANCIAL REPORT CONTENTS

CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

YEAR ENDED 31 MARCH	NOTE	US$ MILLION 2004	US$ MILLION 2003	A$ MILLION 2004	A$ MILLION 2003
Trading revenue – sale of goods		3,706.2	2,661.6	5,339.5	4,680.0
Cost of sales		(2,158.4)	(1,583.1)	(3,110.0)	(2,775.5)
Warehouse and distribution costs		(690.8)	(496.1)	(994.1)	(876.4)
Selling, general and administrative costs		(367.8)	(245.3)	(528.6)	(432.6)
Share of partnership net income		12.1	0.5	17.1	0.9
Share of associate entities net profit		2.9	9.4	4.9	16.3
Operating profit		504.2	347.0	728.8	612.7
Other revenue from ordinary activities	2	31.7	198.2	44.8	343.1
Other expenses from ordinary activities	2	(43.3)	(70.7)	(60.5)	(117.6)
Dividend income from others		0.1	0.1	0.2	0.2
Profit from ordinary activities before finance and income tax expense		492.7	474.6	713.3	838.4
Interest income	5	11.7	1.1	16.4	1.8
Borrowing costs	4	(58.9)	(71.7)	(85.2)	(126.2)
Profit from ordinary activities before income tax expense		445.5	404.0	644.5	714.0
Income tax expense relating to ordinary activities	8	(148.8)	(104.4)	(216.2)	(186.6)
Net profit		296.7	299.6	428.3	527.4
Net profit attributable to outside equity interests		(1.1)	(2.3)	(1.5)	(4.2)
Net profit attributable to members of Rinker Group Limited		295.6	297.3	426.8	523.2
Increase (decrease) in foreign currency translation reserve arising on translation of self-sustaining foreign operations	24	190.6	0.8	(410.2)	(234.0)
Adjustment to opening retained earnings on adoption of revised AASB 1028 "Employee Benefits"		(1.0)	–	(1.6)	–
Total revenue, expense and valuation adjustments attributable to members of Rinker Group Limited recognised directly in equity		189.6	0.8	(411.8)	(234.0)
Total changes in equity other than those resulting from transactions with owners as owners		485.2	298.1	15.0	289.2
Basic earnings per share and diluted earnings per share based on net profit attributable to members of Rinker Group Limited					
Cents per share		31.3		45.2	
Thousands of dollars per share[a]			175.9		309.6
Weighted average number of shares outstanding[a]		944,860,494	1,690	944,860,494	1,690

a On 11 April 2003, Rinker Group Limited issued the 944,668,106 shares arising on demerger to CSR Limited shareholders. Earnings per share for the year ended 31 March 2003 is based on the 1,690 shares on issue prior to the demerger.

IMPORTANT NOTE

In anticipation of Rinker's demerger from CSR, a number of heavy building materials businesses were transferred to Rinker group companies at different times during the financial year ended 31 March 2003. In addition, a number of sugar and light building products businesses were transferred out of the Rinker group at different times during that year. As a consequence, the results of the Rinker group as a statutory entity for the year ended 31 March 2003 do not reflect the businesses that now comprise the Rinker group.

Notes to the financial statements are annexed.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 31 MARCH	NOTE	US$ MILLION 2004	US$ MILLION 2003	A$ MILLION 2004	A$ MILLION 2003
CURRENT ASSETS					
Cash assets	10	328.5	111.0	435.1	184.8
Cash available from CSR Limited[a]		–	153.3	–	255.3
Receivables	11	532.7	471.8	705.5	785.6
Inventories	12	263.9	233.2	349.5	388.2
Other current assets	13	60.6	22.6	80.2	37.6
Current assets		1,185.7	991.9	1,570.3	1,651.5
NON-CURRENT ASSETS					
Receivables	11	89.8	32.2	119.0	53.6
Inventories	12	42.1	46.4	55.7	77.3
Investments accounted for using the equity method	14	143.4	156.5	189.9	260.5
Other financial assets	15	13.5	8.9	17.8	14.8
Property, plant and equipment	16	1,715.7	1,601.7	2,271.8	2,666.8
Intangibles	18	838.8	896.5	1,110.7	1,492.7
Deferred income tax assets		60.2	60.7	79.7	101.1
Other non-current assets	13	40.8	46.0	54.0	76.6
Non-current assets		2,944.3	2,848.9	3,898.6	4,743.4
Total assets		4,130.0	3,840.8	5,468.9	6,394.9
CURRENT LIABILITIES					
Payables	19	459.8	366.5	608.9	610.3
Interest-bearing liabilities	20	17.4	161.7	23.0	269.2
Income tax liabilities		57.7	10.2	76.4	17.0
Provisions	22	88.9	78.9	117.8	131.3
Current liabilities		623.8	617.3	826.1	1,027.8
NON-CURRENT LIABILITIES					
Payables		19.4	21.6	25.7	35.9
Interest-bearing liabilities	20	912.4	1,051.5	1,208.2	1,750.7
Deferred income tax liabilities		222.8	202.6	295.1	337.4
Provisions	22	71.0	63.6	94.0	105.9
Non-current liabilities		1,225.6	1,339.3	1,623.0	2,229.9
Total liabilities		1,849.4	1,956.6	2,449.1	3,257.7
Net assets		2,280.6	1,884.2	3,019.8	3,137.2
EQUITY					
Contributed equity	23	1,497.1	1,496.5	2,286.2	2,285.4
Reserves	24	196.6	6.0	(304.3)	107.9
Retained profits	25	582.0	371.5	1,031.4	727.0
Equity attributable to members of Rinker Group Limited		2,275.7	1,874.0	3,013.3	3,120.3
Outside equity interests in controlled entities	26	4.9	10.2	6.5	16.9
Total equity		2,280.6	1,884.2	3,019.8	3,137.2

a Cash held by CSR Limited as at 31 March 2003 was transferred on 2 April 2003 to settle Rinker Materials Corporation debt as part of the debt reorganisation on demerger.

Notes to the financial statements are annexed.

CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED 31 MARCH	NOTE	US$ MILLION 2004	US$ MILLION 2003	A$ MILLION 2004	A$ MILLION 2003
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		**3,857.2**	2,723.6	**5,542.8**	4,804.5
Payments to suppliers and employees		**(3,102.7)**	(2,172.6)	**(4,472.9)**	(3,836.9)
Dividends and distributions from associate entities		**13.1**	10.9	**17.4**	18.6
Interest received		**10.7**	1.3	**15.0**	2.3
Income taxes paid		**(117.7)**	(83.9)	**(155.3)**	(145.1)
Net cash from operating activities		**660.6**	479.3	**947.0**	843.4
CASH FLOWS FROM INVESTING ACTIVITIES					
Purchase of property, plant and equipment and other non-current assets		**(224.4)**	(124.5)	**(340.2)**	(210.8)
Proceeds from sale of property, plant and equipment and other non-current assets		**25.3**	17.8	**55.0**	35.0
Purchase of controlled entities and businesses net of cash acquired	35	**(36.0)**	(531.9)	**(49.2)**	(971.8)
Proceeds from sale of interests in controlled entities and businesses	35	**4.3**	26.0	**5.8**	45.5
Loans and receivables advanced		**(16.3)**	(0.2)	**(23.3)**	(0.4)
Loans and receivables repaid		**16.1**	1.4	**23.8**	2.5
Net cash (used in) investing activities		**(231.0)**	(611.4)	**(328.1)**	(1,100.0)
CASH FLOWS FROM FINANCING ACTIVITIES					
Net (repayments of) proceeds from borrowings		**(297.9)**	252.1	**(455.5)**	463.5
Cash received from CSR Limited[a]		**192.6**	36.2	**315.5**	60.2
Dividends paid		**(85.6)**	(9.3)	**(122.8)**	(16.1)
Outside equity interest distributions		**(1.4)**	–	**(1.8)**	–
Proceeds from issue of shares		**0.6**	–	**0.8**	–
Interest and other finance costs paid		**(53.0)**	(51.4)	**(75.0)**	(89.5)
Net cash (used in) from financing activities		**(244.7)**	227.6	**(338.8)**	418.1
NET INCREASE IN CASH HELD		**184.9**	95.5	**280.1**	161.5
Cash at the beginning of the financial year		**111.0**	14.9	**184.8**	28.1
Effects of exchange rate changes		**32.6**	0.6	**(29.8)**	(4.8)
Net cash at the end of the financial year	10	**328.5**	111.0	**435.1**	184.8

a As part of the demerger the Rinker group received US$192.6 million or A$315.5 million from CSR Limited.

Reconciliation of net profit attributable to members of Rinker Group Limited to net cash from operating activities					
Operating profit after tax attributable to members of Rinker Group Limited		**295.6**	297.3	**426.8**	523.2
Depreciation and amortisation	6	**234.2**	192.5	**336.9**	339.5
Transfer (from) provisions		**(2.1)**	(1.4)	**(1.5)**	(2.5)
Interest expense	4	**54.6**	61.6	**78.9**	108.3
Other loss (profit) from ordinary activities	2	**11.6**	(127.5)	**15.7**	(225.5)
Outside equity interests' share of profit		**1.1**	2.3	**1.5**	4.2
(Increase) decrease in trade receivables and other current assets		**(29.5)**	18.9	**(51.1)**	33.3
(Increase) decrease in current inventories		**(18.2)**	1.8	**(25.3)**	3.3
Increase in trade payables		**107.9**	14.9	**138.4**	26.2
Net change in tax balances		**31.2**	23.5	**60.9**	41.5
Other		**(25.8)**	(4.6)	**(34.2)**	(8.1)
Net cash from operating activities		**660.6**	479.3	**947.0**	843.4

Credit facilities are shown in note 21.

Notes to the financial statements are annexed.

SIGNIFICANT ACCOUNTING POLICIES

INTRODUCTION

During the prior year, the year ended 31 March 2003, Rinker Group Limited was demerged from CSR Limited. The effective date of the demerger for accounting purposes was 28 March 2003. To facilitate the demerger, certain business assets and subsidiaries previously owned by CSR Limited and its other controlled entities relating to the Readymix business were transferred to wholly-owned subsidiaries of Rinker Group Limited during the financial year ended 31 March 2003. In addition, certain controlled entities of Rinker Group Limited not related to businesses to be operated by Rinker Group Limited post demerger were transferred to CSR Limited and/or its other controlled entities.

The statutory financial information presented in the consolidated statement of financial performance and the consolidated statement of cash flows for the year ended 31 March 2003 therefore, represents the entire year's results of Rinker Materials Corporation, partial results of the Readymix businesses and partial results of non-continuing businesses. The statutory financial information presented in the consolidated statement of financial position represents the assets and liabilities of Rinker Group Limited's continuing businesses at that date.

BASIS OF ACCOUNTING

This general purpose financial report is prepared in accordance with the Corporations Act 2001, applicable accounting standards and Urgent Issues Group consensus views, and complies with other requirements of the law. The financial report is based on historical cost, except for certain assets which are at deemed cost. The accounting policies adopted are consistent with those of the previous year, unless otherwise stated. Details of the significant accounting policies adopted are given below.

CHANGES IN ACCOUNTING POLICY

Rinker Group Limited has adopted the revised Accounting Standard AASB 1028 "Employee Benefits", effective 1 April 2003, which has resulted in a change in the accounting policy for the measurement of employee benefit liabilities. The effect of the revised policy has been to increase employee benefit liabilities at the beginning of the year by US$1.3 million or A$2.1 million, which was taken directly to retained profits (US$1.0 million or A$1.6 million after tax). Current year profits did not change as a result of this change in accounting policy.

REPORTING CURRENCY

Rinker has obtained relief from ASIC under section 340 (1) of the Corporations Act 2001, relieving the company from the requirements of Australian Accounting Standards to the extent necessary to allow Rinker to report in both Australian dollars and United States dollars.

The United States dollar amounts have been determined using the actual US dollar amounts for Rinker Materials Corporation and translating all other entities at reporting date using the current rate method. Exchange differences are brought to account by entries made directly to the foreign currency translation reserve.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements have been prepared by aggregating the financial statements of all the entities that comprise the consolidated entity, being Rinker Group Limited and its controlled entities. Consistent accounting policies are employed in the preparation and presentation of the consolidated financial statements. In these consolidated financial statements:

- results of each controlled entity are included from the date Rinker Group Limited obtains control and until such time as it ceases to control an entity; and
- all inter-entity balances and transactions are eliminated.

Entities controlled by Rinker Group Limited are under no obligation to accept responsibility for liabilities of other common controlled entities except where such an obligation has been specifically undertaken.

FOREIGN CURRENCY

All foreign currency transactions during the year have been brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at that date. Exchange differences are brought to account in the statement of financial performance in the period in which they arise except if designated as hedges. Exchange differences net of tax relating to foreign currency monetary items forming part of the net investment in a self-sustaining foreign operation are taken directly on consolidation to the foreign currency translation reserve.

Financial statements of self-sustaining foreign controlled entities are translated at reporting date using the current rate method and exchange differences are brought to account by entries made directly to the foreign currency translation reserve.

REVENUE RECOGNITION

Revenue from the sale of goods and disposal of other assets is recognised when the consolidated entity has passed control of the goods or other assets to the buyer.

SIGNIFICANT ITEMS

Significant items are those which by their size, nature or incidence are relevant in explaining the financial performance of the consolidated entity, and as such are disclosed separately.

RESEARCH AND DEVELOPMENT

All expenditure for research and development is expensed in the year in which it is incurred except where future benefits can be assured beyond reasonable doubt. Projects are continually under review.

CAPITALISATION OF INTEREST

Interest is expensed as incurred except where it relates to the financing of major projects constructed for internal use, where it is capitalised up to the date of commissioning. Following commissioning, the total capitalised cost including interest is amortised over the expected useful life of the project.

RECOVERABLE AMOUNT OF NON-CURRENT ASSETS

Non-current assets are reviewed annually to ensure the carrying values are not in excess of recoverable amounts. Recoverable amounts are determined as the present value of the net cash inflows from the continued use and subsequent disposal of the non-current asset.

INTANGIBLES

Goodwill acquired or arising on consolidation is amortised over the period over which the benefits are expected to arise, to a maximum of 20 years. Patents, trademarks and other intellectual property acquired are valued at the lower of cost and recoverable amount and are amortised over the period in which the benefits are expected to arise varying from five to 40 years.

ACQUISITION OF ASSETS

Assets acquired are recorded at the cost of acquisition, being the purchase consideration determined as at the date of acquisition plus costs incidental to the acquisition. In the event that settlement of all or part of the cash consideration given in the acquisition of an asset is deferred, the fair value of the purchase consideration is determined by discounting the amounts payable in the future to their present value as at the date of acquisition.

LEASED ASSETS

Leased assets classified as finance leases are recognised as assets. The amount initially brought to account is the present value of minimum lease payments.

A finance lease is one which effectively transfers from the lessor to the lessee substantially all the risks and benefits incidental to ownership of the leased property.

Finance leased assets are amortised on a straight line basis over the estimated useful life of the asset.

Finance lease payments are allocated between interest expense and reduction of lease liability over the term of the lease. The interest expense is determined by applying the interest rate implicit in the lease to the outstanding lease liability at the beginning of each lease payment period.

Operating lease payments are recognised as an expense on a basis which reflects the pattern in which economic benefits from the leased asset are consumed.

SOFTWARE AND SYSTEM DEVELOPMENT

The cost of developing new systems, including purchased software, is deferred and subsequently amortised over a period of five to seven years, being the period over which the benefits are expected to arise.

DEFERRED COSTS

Deferred costs are capitalised to the extent that they provide future economic benefits. They are amortised over the period those benefits are expected to occur and their carrying value is reviewed annually as part of the business recoverable amounts test.

DEPRECIATION (INCLUDING AMORTISATION AND DEPLETION)

Depreciable assets other than quarry and other raw material reserves are depreciated at rates based upon their expected economic life, using the straight-line method. Quarry and other raw material reserves are depleted after taking into account the life of the quarry and its estimated residual value. Depletion is determined by production for the year as a proportion of recoverable reserves. The economic lives of property, plant and equipment assets are detailed in note 16.

JOINT VENTURE ENTITIES, ASSOCIATES AND PARTNERSHIPS

Investments in joint venture entities, associates and partnerships have been accounted for under the equity method.

INVENTORIES

Inventories including work in progress and land held for resale are valued at the lower of cost and net realisable value. Costs included in inventories consist of materials, labour, and manufacturing overheads which are related to the purchase and production of inventories.

The value of inventory is derived by the method most appropriate to each particular class of inventory. The major portion is valued on either a first-in-first-out or average cost basis.

STATEMENT OF CASH FLOWS

Net cash is defined as cash at banks and on hand and cash equivalents net of bank overdrafts. Cash equivalents include highly liquid investments which are readily convertible to cash and loans which are not subject to a term facility.

ACCOUNTS PAYABLE

Trade creditors and other accounts payable are recognised when the consolidated entity becomes obliged to make future payments resulting from the purchase of goods and services.

INTEREST-BEARING LIABILITIES

Bank loans and other loans are recorded at an amount equal to the net proceeds received. Interest expense is recognised on an accrual basis.

EMPLOYEE BENEFITS

Provision is made for benefits accruing to employees in respect of wages and salaries, annual leave, long service leave and other employee benefits when it is probable that settlement will be required and they are capable of being reliably measured. Provisions made in respect of wages and salaries, annual leave, long service leave, and other employee benefits expected to be settled within 12 months, are measured at their nominal values using the remuneration rate expected to apply at the time of settlement. Provisions made in respect of long service leave and other employee benefits, which are not expected to be settled within 12 months are measured at the present value of the estimated future cash outflows to be made in respect of services provided by employees up to reporting date.

Contributions to defined benefit superannuation plans are expensed when incurred. The currently assessed shortfall of net market value of plan assets compared to accrued benefits has not been recognised as a liability in the financial statements as Rinker Group Limited and its controlled entities do not presently have a legal or constructive obligation to meet the deficit, other than the annually determined minimum funding amount. The annually determined minimum funding amount has been appropriately recognised as a liability at year end.

SIGNIFICANT ACCOUNTING POLICIES
CONTINUED

RESTORATION AND ENVIRONMENTAL REHABILITATION
Provision is made for the restoration of areas from which natural resources are extracted. The restoration cost is provided over the period in which the recoverable mineral reserves are expected to be extracted. Estimates are based on current technology. Changes in estimates are dealt with on a prospective basis.

Provision is also made for the expected cost of environmental rehabilitation of commercial sites which require remediation of existing conditions resulting from present and past operations. The liability is immediately recognised when the environmental exposure is identified and the rehabilitation costs can be reliably estimated.

OTHER PROVISIONS
Provisions are recognised when the consolidated entity has a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

A provision is recognised for dividends when they have been declared, or determined by the directors.

TAX EFFECT ACCOUNTING
The liability method of tax effect accounting is applied in the calculation of provisions for current and future tax.

Tax expense for the year is based on pre-tax accounting profit adjusted for items which, as a result of treatment under income tax legislation, create permanent differences between pre-tax accounting profit and taxable income. To arrive at tax payable, adjustments to income tax are made for items which have been included in periods for accounting purposes which differ from those specified by income tax legislation. The extent to which these timing differences give rise to income tax becoming payable earlier or later than is indicated by accounting treatment, is recorded in the statement of financial position as a deferred income tax asset or a deferred income tax liability.

Deferred income tax assets arising from timing differences and tax losses are not recognised as an asset if there is uncertainty as to whether income will be derived of a nature and an amount sufficient to ensure their realisation.

No provision for withholding tax has been made on undistributed earnings of overseas controlled entities where there is no intention to distribute those earnings.

GOODS AND SERVICES TAX (GST)
Revenues, expenses and assets are recognised net of the amount of GST, except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

CAPITAL GAINS TAX
No liability has been provided in the financial statements in respect of possible future capital gains tax that may arise on the disposal of assets, as no decision has been made to sell any of these assets. Such liability is provided at the time of disposal of assets. Where assets were revalued, no provision for potential capital gains tax has been made.

DERIVATIVE AND HEDGING ACTIVITIES
The consolidated entity uses derivative financial instruments (derivatives) to hedge exposures to interest rate risk. In order to be designated as a hedge, at inception and during the term of the hedging instrument, it must be expected that the hedge will be effective in reducing exposure to the risks being hedged. The items hedged include recognised assets and liabilities, and anticipated transactions that are probable of occurring.

INTEREST RATE – HEDGING
Interest rate swaps and options are used to vary the consolidated entity's mix of fixed and variable rate borrowings. These derivatives are accounted for on an accrual basis consistent with the accounting treatment of the underlying borrowings. Both payments and receipts under the swaps are included in interest expense. The related amount payable to, or receivable from counterparties, is included in other receivables or other payables. Option premiums are deferred and amortised over the term of the option.

COMPARATIVE FIGURES
Where necessary to facilitate comparison, comparative figures have been adjusted to conform with changes in presentation in the current year.

ROUNDING
Unless otherwise shown in the financial report, amounts have been rounded to the nearest tenth of a million dollars and are shown in US$ million and A$ million. Rinker Group Limited is a company of the kind referred to in the Australian Securities and Investments Commission Class Order 98/100 issued 10 July 1998.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 SEGMENT INFORMATION

In preparation for the demerger of Rinker from CSR, the Readymix business was transferred to the Rinker group during the year ended 31 March 2003. In addition, Building Products and Sugar were transferred to CSR from Rinker group during the year ended 31 March 2003. Accordingly, the segment results shown below for the year ended 31 March 2003 do not represent the annual results of Rinker group as it existed following the demerger.

PRODUCTS AND SERVICES

Rinker Materials: aggregates, cement, concrete, concrete block, asphalt, concrete pipe and other reinforced concrete products, building materials distribution and polyethylene pipe

Readymix: aggregates, concrete, asphalt, cement, concrete pipe and other reinforced concrete products

Building products: glasswool and rockwool insulation, lightweight concrete products

Sugar: refined sugar

In particular, insulation, lightweight concrete products and refined sugar are not Rinker products following the demerger.

US$ MILLION YEAR ENDED 31 MARCH	PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX 2004	2003	INCOME TAX (EXPENSE) BENEFIT 2004	2003	OUTSIDE EQUITY INTERESTS 2004	2003	NET PROFIT ATTRIBUTABLE TO MEMBERS OF RINKER GROUP LIMITED 2004	2003
BUSINESS SEGMENTS								
Rinker Materials								
Aggregates	**138.2**	104.0	**(46.9)**	(37.9)	**(0.1)**	–	**91.2**	66.1
Cement	**95.5**	86.8	**(36.8)**	(36.6)	**–**	–	**58.7**	50.2
Concrete, block, asphalt	**116.4**	85.8	**(45.8)**	(33.7)	**(0.1)**	(0.1)	**70.5**	52.0
Concrete pipe and products	**53.1**	60.1	**(21.5)**	(23.7)	**–**	–	**31.6**	36.4
Other	**(11.4)**	(3.1)	**7.3**	0.4	**(0.9)**	(1.2)	**(5.0)**	(3.9)
Total Rinker Materials	**391.8**	333.6	**(143.7)**	(131.5)	**(1.1)**	(1.3)	**247.0**	200.8
Readymix	**110.1**	21.6	**(29.5)**	(3.7)	**–**	(0.7)	**80.6**	17.2
Building products	**–**	59.3	**–**	(0.1)	**–**	(0.4)	**–**	58.8
Sugar	**–**	26.8	**–**	–	**–**	–	**–**	26.8
Segment totals	**501.9**	441.3	**(173.2)**	(135.3)	**(1.1)**	(2.4)	**327.6**	303.6
Corporate	**(9.2)**	(12.5)	**2.6**	–	**–**	–	**(6.6)**	(12.5)
Group totals	**492.7**	428.8	**(170.6)**	(135.3)	**(1.1)**	(2.4)	**321.0**	291.1
Net finance (note 4)	**(47.2)**	(70.6)	**21.8**	26.2	**–**	0.1	**(25.4)**	(44.3)
Consolidated before significant items	**445.5**	358.2	**(148.8)**	(109.1)	**(1.1)**	(2.3)	**295.6**	246.8
Significant items	**–**	45.8	**–**	4.7	**–**	–	**–**	50.5
Consolidated after significant items	**445.5**	404.0	**(148.8)**	(104.4)	**(1.1)**	(2.3)	**295.6**	297.3
A$ MILLION								
BUSINESS SEGMENTS								
Rinker Materials								
Aggregates	**200.9**	185.4	**(68.2)**	(67.4)	**(0.1)**	–	**132.6**	118.0
Cement	**137.6**	153.5	**(52.9)**	(64.8)	**–**	–	**84.7**	88.7
Concrete, block, asphalt	**166.9**	151.3	**(65.7)**	(59.7)	**(0.2)**	(0.3)	**101.0**	91.3
Concrete pipe and products	**78.6**	107.6	**(31.7)**	(42.3)	**–**	–	**46.9**	65.3
Other	**(16.0)**	(5.8)	**9.7**	1.0	**(1.2)**	(2.0)	**(7.5)**	(6.8)
Total Rinker Materials	**568.0**	592.0	**(208.8)**	(233.2)	**(1.5)**	(2.3)	**357.7**	356.5
Readymix	**158.3**	37.2	**(42.6)**	(7.3)	**–**	(1.2)	**115.7**	28.7
Building products	**–**	107.4	**–**	(0.3)	**–**	(0.9)	**–**	106.2
Sugar	**–**	45.3	**–**	–	**–**	–	**–**	45.3
Segment totals	**726.3**	781.9	**(251.4)**	(240.8)	**(1.5)**	(4.4)	**473.4**	536.7
Corporate	**(13.0)**	(22.1)	**3.7**	–	**–**	–	**(9.3)**	(22.1)
Group totals	**713.3**	759.8	**(247.7)**	(240.8)	**(1.5)**	(4.4)	**464.1**	514.6
Net finance (note 4)	**(68.8)**	(124.4)	**31.5**	46.4	**–**	0.2	**(37.3)**	(77.8)
Consolidated before significant items	**644.5**	635.4	**(216.2)**	(194.4)	**(1.5)**	(4.2)	**426.8**	436.8
Significant items	**–**	78.6	**–**	7.8	**–**	–	**–**	86.4
Consolidated after significant items	**644.5**	714.0	**(216.2)**	(186.6)	**(1.5)**	(4.2)	**426.8**	523.2

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED

US$ MILLION YEAR ENDED 31 MARCH	EXTERNAL REVENUE 2004	EXTERNAL REVENUE 2003	INTERNAL REVENUE 2004	INTERNAL REVENUE 2003	TOTAL REVENUE[a] 2004	TOTAL REVENUE[a] 2003
1 SEGMENT INFORMATION (CONTINUED)						
BUSINESS SEGMENTS						
Rinker Materials						
Aggregates	**491.9**	393.4	**314.5**	238.7	**806.4**	632.1
Cement	**183.8**	152.0	**194.5**	175.3	**378.3**	327.3
Concrete, block, asphalt	**1,367.8**	1,014.2	**–**	–	**1,367.8**	1,014.2
Concrete pipe and products	**423.3**	456.2	**–**	–	**423.3**	456.2
Other	**421.1**	420.1	**–**	–	**421.1**	420.1
Eliminations	**–**	–	**(509.0)**	(414.0)	**(509.0)**	(414.0)
Total Rinker Materials	**2,887.9**	2,435.9	**–**	–	**2,887.9**	2,435.9
Readymix	**850.1**	248.3	**–**	–	**850.1**	248.3
Building products	**–**	62.8	**–**	–	**–**	62.8
Sugar	**–**	43.7	**–**	–	**–**	43.7
Segment totals	**3,738.0**	2,790.7	**–**	–	**3,738.0**	2,790.7
Corporate	**–**	0.3	**–**	–	**–**	0.3
Group totals	**3,738.0**	2,791.0	**–**	–	**3,738.0**	2,791.0
Interest revenue (note 5)	**11.7**	1.1	**–**	–	**11.7**	1.1
Consolidated before significant items	**3,749.7**	2,792.1	**–**	–	**3,749.7**	2,792.1
Significant items	**–**	68.9	**–**	–	**–**	68.9
Consolidated after significant items	**3,749.7**	2,861.0	**–**	–	**3,749.7**	2,861.0

A$ MILLION	EXTERNAL REVENUE 2004	EXTERNAL REVENUE 2003	INTERNAL REVENUE 2004	INTERNAL REVENUE 2003	TOTAL REVENUE[a] 2004	TOTAL REVENUE[a] 2003
BUSINESS SEGMENTS						
Rinker Materials						
Aggregates	**710.2**	692.5	**453.1**	428.0	**1,163.3**	1,120.5
Cement	**263.8**	269.0	**280.5**	312.4	**544.3**	581.4
Concrete, block, asphalt	**1,972.8**	1,792.6	**–**	–	**1,972.8**	1,792.6
Concrete pipe and products	**614.3**	810.8	**–**	–	**614.3**	810.8
Other	**605.5**	746.2	**–**	–	**605.5**	746.2
Eliminations	**–**	–	**(733.6)**	(740.4)	**(733.6)**	(740.4)
Total Rinker Materials	**4,166.6**	4,311.1	**–**	–	**4,166.6**	4,311.1
Readymix	**1,217.9**	427.4	**–**	–	**1,217.9**	427.4
Building products	**–**	93.6	**–**	–	**–**	93.6
Sugar	**–**	73.5	**–**	–	**–**	73.5
Segment totals	**5,384.5**	4,905.6	**–**	–	**5,384.5**	4,905.6
Corporate	**–**	0.7	**–**	–	**–**	0.7
Group totals	**5,384.5**	4,906.3	**–**	–	**5,384.5**	4,906.3
Interest revenue (note 5)	**16.4**	1.8	**–**	–	**16.4**	1.8
Consolidated before significant items	**5,400.9**	4,908.1	**–**	–	**5,400.9**	4,908.1
Significant items	**–**	117.0	**–**	–	**–**	117.0
Consolidated after significant items	**5,400.9**	5,025.1	**–**	–	**5,400.9**	5,025.1

a Excludes net profit from equity accounted for associate entities and partnerships.

US$ MILLION AS AT AND YEAR ENDED 31 MARCH	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD 2004	2003	SHARE OF ASSOCIATE ENTITIES' NET PROFIT 2004	2003	DEPRECIATION AND AMORTISATION[b] 2004	2003	CAPITAL EXPENDITURE[c] 2004	2003
1 SEGMENT INFORMATION (CONTINUED)								
BUSINESS SEGMENTS								
Rinker Materials								
Aggregates	**4.3**	4.7	**1.1**	(0.2)	**69.5**	59.3	**54.0**	269.4
Cement	**–**	–	**–**	–	**21.4**	20.7	**5.9**	6.6
Concrete, block, asphalt	**–**	–	**–**	–	**54.1**	42.4	**68.9**	348.2
Concrete pipe and products	**–**	–	**–**	–	**32.0**	32.4	**9.4**	19.5
Other	**–**	–	**–**	–	**21.8**	25.5	**11.6**	7.2
Total Rinker Materials	**4.3**	4.7	**1.1**	(0.2)	**198.8**	180.3	**149.8**	650.9
Readymix	**139.1**	151.8	**13.9**	3.9	**35.4**	11.6	**89.0**	23.5
Building products	**–**	–	**–**	–	**–**	0.6	**–**	0.1
Sugar	**–**	–	**–**	6.2	**–**	–	**–**	–
Consolidated	**143.4**	156.5	**15.0**	9.9	**234.2**	192.5	**238.8**	674.5

A$ MILLION								
BUSINESS SEGMENTS								
Rinker Materials								
Aggregates	**5.7**	7.9	**1.7**	(0.4)	**99.9**	104.6	**76.6**	451.4
Cement	**–**	–	**–**	–	**30.8**	36.6	**8.3**	11.5
Concrete, block, asphalt	**–**	–	**–**	–	**77.8**	74.7	**97.6**	676.6
Concrete pipe and products	**–**	–	**–**	–	**46.1**	57.3	**13.6**	34.7
Other	**–**	–	**–**	–	**31.6**	45.1	**16.6**	12.8
Total Rinker Materials	**5.7**	7.9	**1.7**	(0.4)	**286.2**	318.3	**212.7**	1,187.0
Readymix	**184.2**	252.6	**20.3**	6.7	**50.7**	19.9	**125.2**	39.7
Building products	**–**	–	**–**	–	**–**	1.3	**–**	0.2
Sugar	**–**	–	**–**	10.9	**–**	–	**–**	–
Consolidated	**189.9**	260.5	**22.0**	17.2	**336.9**	339.5	**337.9**	1,226.9

b Depreciation and amortisation includes depletion. Other non-cash expenses are immaterial.

c Excludes assets acquired from CSR Limited during year ended 31 March 2003 as a result of the demerger.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED

US$ MILLION AS AT 31 MARCH	ASSETS 2004	2003	LIABILITIES 2004	2003	ALLOCATED TAX ASSETS AND LIABILITIES 2004	2003	SEGMENT FUNDS EMPLOYED 2004	2003
1 SEGMENT INFORMATION (CONTINUED)								
BUSINESS SEGMENTS								
Rinker Materials								
Aggregates	932.4	942.9	(93.3)	(85.0)	(43.1)	(40.2)	796.0	817.7
Cement	410.1	424.5	(29.8)	(28.4)	(26.2)	(11.2)	354.1	384.9
Concrete, block, asphalt	834.7	801.9	(183.3)	(167.6)	(43.1)	(29.4)	608.3	604.9
Concrete pipe and products	437.4	460.4	(60.1)	(47.6)	(29.2)	(28.6)	348.1	384.2
Other	219.5	228.5	(118.3)	(99.9)	(21.4)	(22.2)	79.8	106.4
Eliminations	(30.9)	(30.0)	30.9	30.0	–	–	–	–
Total Rinker Materials	2,803.2	2,828.2	(453.9)	(398.5)	(163.0)	(131.6)	2,186.3	2,298.1
Readymix	897.0	588.2	(170.6)	(117.2)	(26.5)	(20.5)	699.9	450.5
Segment totals	3,700.2	3,416.4	(624.5)	(515.7)	(189.5)	(152.1)	2,886.2	2,748.6
Corporate[d]	6.6	248.4	(2.9)	(6.8)				
Group totals	3,706.8	3,664.8	(627.4)	(522.5)				
Net cash (note 10)	328.5	111.0	–	–				
Tax assets (liabilities)	91.0	60.7	(280.5)	(212.8)				
Interest and other finance receivable (payable)	3.7	4.3	(11.7)	(8.1)				
Interest-bearing liabilities	–	–	(929.8)	(1,213.2)				
Consolidated	4,130.0	3,840.8	(1,849.4)	(1,956.6)				

A$ MILLION								
BUSINESS SEGMENTS								
Rinker Materials								
Aggregates	1,234.6	1,570.3	(123.5)	(141.5)	(57.1)	(66.9)	1,054.0	1,361.9
Cement	543.0	706.8	(39.5)	(47.3)	(34.6)	(18.6)	468.9	640.9
Concrete, block, asphalt	1,105.3	1,334.8	(242.7)	(279.1)	(57.1)	(49.0)	805.5	1,006.7
Concrete pipe and products	579.2	766.6	(79.6)	(79.3)	(38.7)	(47.6)	460.9	639.7
Other	290.7	380.5	(156.7)	(166.3)	(28.5)	(36.8)	105.5	177.4
Eliminations	(40.9)	(50.0)	40.9	50.0	–	–	–	–
Total Rinker Materials	3,711.9	4,709.0	(601.1)	(663.5)	(216.0)	(218.9)	2,894.8	3,826.6
Readymix	1,187.8	979.3	(225.9)	(195.2)	(35.0)	(34.4)	926.9	749.7
Segment totals	4,899.7	5,688.3	(827.0)	(858.7)	(251.0)	(253.3)	3,821.7	4,576.3
Corporate[d]	8.7	413.6	(3.8)	(11.4)				
Group totals	4,908.4	6,101.9	(830.8)	(870.1)				
Net cash (note 10)	435.1	184.8	–	–				
Tax assets (liabilities)	120.5	101.1	(371.5)	(354.4)				
Interest and other finance receivable (payable)	4.9	7.1	(15.6)	(13.3)				
Interest-bearing liabilities	–	–	(1,231.2)	(2,019.9)				
Consolidated	5,468.9	6,394.9	(2,449.1)	(3,257.7)				

d Corporate assets as at 31 March 2003 represent CSR group balances allocated to Rinker Group Limited as part of the demerger.

US$ MILLION YEAR ENDED 31 MARCH	PROFIT FROM ORDINARY ACTIVITIES BEFORE SIGNIFICANT ITEMS AND INCOME TAX 2004	 2003	TOTAL REVENUE[ef] 2004	 2003	SEGMENT ASSETS 2004	 2003	CAPITAL EXPENDITURE[g] 2004	 2003
1 SEGMENT INFORMATION (CONTINUED)								
GEOGRAPHICAL SEGMENTS								
North America	**391.8**	333.6	**2,887.9**	2,435.9	**2,803.2**	2,828.2	**149.8**	650.9
Australia	**97.1**	88.8	**813.2**	294.4	**878.5**	821.5	**82.2**	23.5
Asia	**3.8**	4.5	**36.9**	–	**25.1**	–	**6.8**	–
New Zealand	**–**	1.9	**–**	60.7	**–**	15.1	**–**	0.1
Group totals	**492.7**	428.8	**3,738.0**	2,791.0	**3,706.8**	3,664.8	**238.8**	674.5
A$ MILLION								
GEOGRAPHICAL SEGMENTS								
North America	**568.0**	592.0	**4,166.6**	4,311.1	**3,711.9**	4,709.0	**212.7**	1,187.0
Australia	**139.4**	156.4	**1,164.3**	494.2	**1,163.2**	1,367.8	**115.7**	39.7
Asia	**5.9**	8.3	**53.6**	–	**33.3**	–	**9.5**	–
New Zealand	**–**	3.1	**–**	101.0	**–**	25.1	**–**	0.2
Group totals	**713.3**	759.8	**5,384.5**	4,906.3	**4,908.4**	6,101.9	**337.9**	1,226.9

e Excludes net profit from equity accounted for associate entities and partnerships.

f Intersegment sales are negligible.

g Excludes assets acquired from CSR Limited during year ended 31 March 2003 as a result of the demerger.

YEAR ENDED 31 MARCH	NOTE	US$ MILLION 2004	US$ MILLION 2003	A$ MILLION 2004	A$ MILLION 2003
2 OTHER REVENUE AND EXPENSES FROM ORDINARY ACTIVITIES					
REVENUE					
Significant items	3	**–**	68.9	**–**	117.0
Disposal of property, plant and equipment and other assets		**14.6**	58.8	**21.4**	104.1
Disposal of investments and surplus assets		**14.8**	65.5	**20.0**	112.8
Other		**2.3**	5.0	**3.4**	9.2
Total other revenue from ordinary activities		**31.7**	198.2	**44.8**	343.1
EXPENSES					
Significant items	3	**–**	(23.1)	**–**	(38.4)
Disposal of property, plant and equipment and other assets		**(11.1)**	(45.4)	**(16.5)**	(75.4)
Disposal of investments and surplus assets		**(14.6)**	–	**(19.9)**	–
Other		**(17.6)**	(2.2)	**(24.1)**	(3.8)
Total other expenses from ordinary activities		**(43.3)**	(70.7)	**(60.5)**	(117.6)
3 SIGNIFICANT ITEMS					
DEMERGER FROM CSR LIMITED					
Demerger transaction revenue[a]		**–**	68.9	**–**	117.0
Demerger transaction costs[b]		**–**	(23.1)	**–**	(38.4)
Income tax benefit		**–**	4.7	**–**	7.8
Total significant items		**–**	50.5	**–**	86.4

a Revenues arising from transactions with CSR Limited to facilitate the demerger whilst Rinker Group Limited was a controlled entity of CSR Limited, including non-reciprocal contributions of assets.

b Represents transaction costs associated with the demerger borne by entities within the Rinker group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED

YEAR ENDED 31 MARCH	NOTE	US$ MILLION 2004	US$ MILLION 2003	A$ MILLION 2004	A$ MILLION 2003
4 NET FINANCE EXPENSE					
Interest paid or payable on short-term debt to					
– related parties[a]		–	16.6	–	28.7
– others		0.7	–	1.1	–
Interest paid or payable on long-term debt to others		53.7	44.8	77.5	79.2
Finance leases		0.2	0.2	0.3	0.4
Total interest expense		54.6	61.6	78.9	108.3
Add					
– funding costs		4.3	10.0	6.3	17.7
– foreign exchange loss		–	0.1	–	0.2
Borrowing costs		58.9	71.7	85.2	126.2
Less interest income	5	11.7	1.1	16.4	1.8
Net finance expense		47.2	70.6	68.8	124.4

a Interest paid in 2003 to CSR Limited prior to the date of the demerger.

5 INTEREST INCOME					
Short-term interest income from					
– other related parties		–	0.8	–	1.3
– other		11.7	0.2	16.4	0.3
Long-term interest income from					
– other		–	0.1	–	0.2
Total interest income		11.7	1.1	16.4	1.8
6 DEPRECIATION, DEPLETION AND AMORTISATION					
Amounts incurred for depreciation, depletion and amortisation of					
– deferred costs		11.5	9.5	16.6	16.8
– goodwill		56.5	46.9	81.3	82.6
– property, plant and equipment		161.7	131.1	232.5	231.2
– other intangibles		4.5	5.0	6.5	8.9
Total depreciation, depletion and amortisation		234.2	192.5	336.9	339.5
7 OPERATING COSTS					
OPERATING COSTS INCLUDE:					
research and development		1.3	2.4	1.8	4.1
mining royalties paid to governments		3.8	0.7	5.5	1.1
operating lease and rental payments		23.1	16.3	33.3	28.8
contributions to employee retirement funds		30.7	18.7	44.3	32.9

YEAR ENDED 31 MARCH	US$ MILLION 2004	US$ MILLION 2003	A$ MILLION 2004	A$ MILLION 2003

8 INCOME TAX[a]

INCOME TAX EXPENSE

Reconciliation of income tax expense charged to the statement of financial performance with income tax calculated on profit from ordinary activities before income tax

	US$ MILLION 2004	US$ MILLION 2003	A$ MILLION 2004	A$ MILLION 2003
Profit from ordinary activities before income tax	445.5	404.0	644.5	714.0
Income tax expense calculated at 30%	133.7	121.2	193.4	214.2
Increase (decrease) in income tax expense due to				
Overseas tax rate differential	20.9	23.1	30.1	41.7
Non-tax deductible depreciation and amortisation	10.0	8.8	14.4	14.7
Non-tax deductible other income	(0.1)	–	(0.2)	–
Non-tax deductible other expenditure	2.6	1.2	3.7	2.1
Asset disposals and writedowns	–	(20.9)	–	(37.6)
Asian trading losses not previously recognised now brought to account	(1.3)	(0.6)	(2.0)	(1.1)
Equity accounted associates' profit/rebates on dividends received	(0.6)	(3.3)	(1.0)	(5.7)
Research and development concessions	–	(0.2)	–	(0.4)
Income tax (over) under provided in previous years	(12.4)	0.1	(17.4)	0.1
Significant items	–	(19.5)	–	(31.4)
Other items	(4.0)	(5.5)	(4.8)	(10.0)
Total income tax expense on profit from ordinary activities	148.8	104.4	216.2	186.6
TOTAL INCOME TAX EXPENSE COMPRISES				
– additions to provision for current income tax liability	157.9	87.4	228.9	156.3
– (deductions from) additions to provision for deferred income tax liability	(5.4)	11.5	(7.1)	20.7
– (additions to) deductions from deferred income tax assets	(3.7)	5.5	(5.6)	9.6
	148.8	104.4	216.2	186.6
Deferred income tax assets attributable to tax losses carried forward as an asset	0.7	10.0	0.9	16.6
Deferred income tax assets not taken to account[bc]				
Balance as at the end of the financial year	1.6	1.4	2.1	2.3

a Legislation to allow groups, comprising a parent entity and its Australian wholly-owned entities, to elect to consolidate and be treated as a single entity for income tax purposes was substantively enacted on 21 October 2002. As at the date of this report the directors have not completed an assessment of the financial effect, if any, the legislation may have on the company, and, accordingly, the directors have not made a decision to elect to be taxed as a single entity. As a result, only the financial effects of the mandatory aspects of the enabling legislation has been recognised in the financial statements and no adjustment has been made to recognise the financial effects that may result from the implementation of the tax consolidation system.

b Includes capital gains tax losses – 2004: nil (2003: US$0.1 million, or A$0.2 million).

c These benefits will only be obtained if the company derives the necessary future assessable income and capital gains, and there are no adverse changes in tax legislation.

9 DIVIDENDS

	FINANCIAL YEAR	DATE PAID / PAYABLE	AMOUNT PER SHARE (AUSTRALIAN CENTS)	TOTAL AMOUNT (A$ MILLION)
RECOGNISED AMOUNTS				
Final Dividend[a]	2003	3 July 2003	7	66.1
Interim Dividend[b]	2004	15 December 2003	6	56.7
UNRECOGNISED AMOUNTS				
Final Dividend[b]	2004	2 July 2004	8	75.6

a 70 per cent franked at the Australian corporate tax rate of 30 per cent.

b 100 per cent franked at the Australian corporate tax rate of 30 per cent.

The final dividend in respect of ordinary shares for the year ended 31 March 2004 has not been recognised in this financial report because it was declared after 31 March 2004.

Holders of Rinker American Depositary Receipts (ADRs) in the United States, which each represent ten Rinker ordinary shares, will receive a dividend equivalent to 80 Australian cents per ADR, or ten times the final dividend per ordinary share noted above.

The adjusted franking account balance as at 31 March 2004 was A$6.2 million; (2003: A$nil).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

AS AT 31 MARCH	US$ MILLION 2004	US$ MILLION 2003	A$ MILLION 2004	A$ MILLION 2003
10 NET CASH				
Cash at banks and on hand	298.6	108.3	395.5	180.3
Short-term loans and deposits	29.9	2.7	39.6	4.5
Net cash	328.5	111.0	435.1	184.8
11 RECEIVABLES				
CURRENT				
Trade receivables	512.5	416.8	678.8	693.9
Provision for doubtful debts	(14.4)	(14.2)	(19.1)	(23.6)
	498.1	402.6	659.7	670.3
Loans to and receivables from associate entities	11.3	9.0	15.0	15.0
Divestment debtors	–	0.3	–	0.5
Amount owing by CSR Limited[a]	–	36.2	–	60.2
Other loans and receivables	23.3	23.9	30.8	39.9
Provision for doubtful debts	–	(0.2)	–	(0.3)
	34.6	69.2	45.8	115.3
Total current receivables	532.7	471.8	705.5	785.6
BAD DEBTS WRITTEN OFF				
– trade receivables	4.4	8.0	6.1	14.0
NON-CURRENT				
Loans to employees				
– other staff	–	2.2	–	3.6
Loans to associate entities	84.6	25.0	112.1	41.7
Other loans	5.1	2.5	6.7	4.2
Term receivables	0.1	2.5	0.2	4.1
Total non-current receivables	89.8	32.2	119.0	53.6

a As part of the demerger US$36.2 million, or A$60.2 million, of the CSR group's cash balances were allocated to Rinker Group Limited. This amount was transferred on 13 May 2003.

	US$ MILLION 2004	US$ MILLION 2003	A$ MILLION 2004	A$ MILLION 2003
12 INVENTORIES				
CURRENT[a]				
Raw and process materials and stores	62.8	56.4	83.2	93.8
Work in progress	16.8	9.3	22.2	15.5
Finished goods	184.3	167.5	244.1	278.9
Total current inventories	263.9	233.2	349.5	388.2
NON-CURRENT				
Raw and process materials and stores[a]	12.3	12.9	16.4	21.5
Land held for sale				
– at cost	3.0	6.1	4.0	10.2
– at net realisable value	26.8	27.4	35.3	45.6
Total non-current inventories	42.1	46.4	55.7	77.3

a Valued at the lower of cost and net realisable value. All raw and process materials and stores, work in progress and finished goods are valued at cost, less a net realisable provision.

AS AT 31 MARCH	US$ MILLION 2004	US$ MILLION 2003	A$ MILLION 2004	A$ MILLION 2003
13 OTHER ASSETS				
CURRENT				
Prepayments	**52.3**	18.2	**69.3**	30.3
Deferred costs	**8.3**	4.4	**10.9**	7.3
Total other current assets	**60.6**	22.6	**80.2**	37.6
NON-CURRENT				
Deferred costs[a]	**43.6**	38.7	**57.7**	64.4
Accumulated amortisation	**(17.8)**	(13.0)	**(23.6)**	(21.6)
	25.8	25.7	**34.1**	42.8
Software and system development	**49.3**	43.6	**65.3**	72.6
Accumulated amortisation	**(34.6)**	(23.7)	**(45.8)**	(39.5)
	14.7	19.9	**19.5**	33.1
Other	**0.3**	0.4	**0.4**	0.7
Total other non-current assets	**40.8**	46.0	**54.0**	76.6

a *Mainly deferred quarry establishment costs. Amortised over the life of the quarry.*

14 INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD	US$ MILLION 2004	US$ MILLION 2003	A$ MILLION 2004	A$ MILLION 2003
Shares in associate companies[ab]	**119.4**	143.0	**158.1**	238.0
Interests in partnerships and other associate entities[b]	**24.0**	13.5	**31.8**	22.5
Total investments accounted for using the equity method	**143.4**	156.5	**189.9**	260.5

a Not quoted on stock exchanges.

b Details of investments in associate entities are shown in note 34.

15 OTHER FINANCIAL ASSETS	US$ MILLION 2004	US$ MILLION 2003	A$ MILLION 2004	A$ MILLION 2003
Other financial assets at cost[a]	**13.5**	8.9	**17.8**	14.8
Total other financial assets	**13.5**	8.9	**17.8**	14.8

a Not quoted on stock exchanges.

16 PROPERTY, PLANT AND EQUIPMENT[a]	US$ MILLION 2004	US$ MILLION 2003	A$ MILLION 2004	A$ MILLION 2003
LAND AND BUILDINGS				
At cost	**514.9**	468.8	**681.4**	780.5
Accumulated depreciation	**(42.2)**	(26.8)	**(55.5)**	(44.7)
Total land and buildings[b]	**472.7**	442.0	**625.9**	735.8
PLANT AND EQUIPMENT				
At cost	**1,823.0**	1,661.1	**2,405.7**	2,765.8
Accumulated depreciation	**(739.6)**	(656.5)	**(971.1)**	(1,093.1)
Total plant and equipment	**1,083.4**	1,004.6	**1,434.6**	1,672.7
QUARRY AND OTHER RAW MATERIAL RESERVES				
At cost	**185.6**	163.4	**245.0**	272.0
Accumulated depletion	**(26.0)**	(8.3)	**(33.7)**	(13.7)
Total quarry and other raw material reserves	**159.6**	155.1	**211.3**	258.3
Total property, plant and equipment	**1,715.7**	1,601.7	**2,271.8**	2,666.8

a The economic life over which assets are depreciated is: Buildings – up to 40 years; Plant and equipment – 1 to 48 years; Quarry and other raw material reserves – 1 to 48 years. The weighted average life is: Buildings – 18 years; Plant and equipment – 12 years; Quarry and other raw material reserves – 19 years.

b Land and buildings acquired prior to August 2002, owned by the consolidated entity, were independently valued as at 31 December 2003. Land held for development and sale and properties used in quarrying were not included in this valuation. Virtually all such valuations were independent and carried out by Jones Lang LaSalle Pty Ltd in Australia and China, and American Appraisal Associates in the United States. The basis of the valuations was existing use, except for the sites that are considered to be surplus to the Rinker group's requirements, where an open market value was used. The results of these valuations were not materially different from the carrying values above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

17 MOVEMENTS IN PROPERTY, PLANT AND EQUIPMENT

US$ MILLION YEAR ENDED 31 MARCH 2004	LAND AND BUILDINGS	PLANT AND EQUIPMENT	QUARRY AND OTHER RAW MATERIAL RESERVES
Balance at the beginning of the financial year	442.0	1,004.6	155.1
acquired from outside entities	26.5	184.8	4.1
disposed of to outside entities	(6.9)	(9.8)	–
depreciation and depletion	(15.8)	(137.8)	(8.1)
foreign currency translation	25.9	45.7	6.6
revaluations and reclassifications	1.0	(4.1)	1.9
Balance at the end of the financial year	472.7	1,083.4	159.6
A$ MILLION			
Balance at the beginning of the financial year	735.8	1,672.7	258.3
acquired from outside entities	37.4	262.3	5.0
disposed of to outside entities	(9.7)	(13.9)	–
depreciation and depletion	(22.8)	(198.1)	(11.6)
foreign currency translation	(116.1)	(283.2)	(43.9)
revaluations and reclassifications	1.3	(5.2)	3.5
Balance at the end of the financial year	625.9	1,434.6	211.3

AS AT 31 MARCH	US$ MILLION 2004	US$ MILLION 2003	A$ MILLION 2004	A$ MILLION 2003
18 INTANGIBLES				
GOODWILL				
At cost	1,082.1	1,080.2	1,432.8	1,798.5
Accumulated amortisation	(261.4)	(206.6)	(346.1)	(343.9)
Total goodwill	820.7	873.6	1,086.7	1,454.6
OTHER INTANGIBLES				
At cost	41.5	41.7	54.9	69.4
Accumulated amortisation	(23.4)	(18.8)	(30.9)	(31.3)
Total other intangibles	18.1	22.9	24.0	38.1
Total intangibles	838.8	896.5	1,110.7	1,492.7
19 CURRENT PAYABLES				
Trade payables	360.3	272.1	477.1	453.1
Other payables	99.5	94.4	131.8	157.2
Total current payables	459.8	366.5	608.9	610.3

AS AT 31 MARCH	US$ MILLION 2004	US$ MILLION 2003	A$ MILLION 2004	A$ MILLION 2003
20 INTEREST-BEARING LIABILITIES				
CURRENT				
Current maturities of long-term borrowings				
Secured				
– bank loans[a]	–	0.2	–	0.4
– other facilities[a]	4.9	2.9	6.5	4.8
Unsecured				
– bonds[b]	–	153.3	–	255.3
– other facilities	1.0	1.1	1.3	1.7
	5.9	157.5	7.8	262.2
Short-term borrowings				
Unsecured				
– bank loans	11.5	4.2	15.2	7.0
	11.5	4.2	15.2	7.0
Total current interest-bearing liabilities	17.4	161.7	23.0	269.2
NON-CURRENT				
Long-term borrowings				
Secured				
– other facilities[a]	3.2	89.1	4.3	148.3
Unsecured				
– bonds	599.9	449.7	794.4	748.7
– bank lines	275.0	490.0	364.1	815.9
– commercial paper	24.9	–	33.0	–
– other facilities	1.0	9.2	1.3	15.3
– loans from CSR Limited	8.4	13.5	11.1	22.5
Total non-current interest-bearing liabilities	912.4	1,051.5	1,208.2	1,750.7

a Secured by charge over property, plant and equipment. The net carrying value of the assets subject to charge as at 31 March 2004 is US$10.9 million or A$14.4 million.

b As part of the demerger these bonds were extinguished on 2 April 2003.

AS AT 31 MARCH	US$ MILLION 2004	US$ MILLION 2003	A$ MILLION 2004	A$ MILLION 2003	2004 AVERAGE RATE %	2004 YEAR OF MATURITY
21 CREDIT FACILITIES AND MATURITY PROFILE						
CURRENT MATURITIES OF LONG-TERM BORROWINGS[a]						
United States dollar debt	4.1	157.5	5.4	262.2	6.5	2004-2005
Australian dollar debt	1.8	–	2.4	–	7.5	2004
	5.9	157.5	7.8	262.2		
LONG-TERM MATURITIES OF BORROWINGS[a]						
United States dollar debt						
– US bonds	599.9	449.7	794.4	748.7	6.3	2005-2025
– bank lines[b]	275.0	490.0	364.1	815.9	1.5	2005-2007
– commercial paper[b]	24.9	–	33.0	–	1.2	2007
– promissory note	1.0	2.0	1.3	3.3	4.0	2005
– variable rate note	–	7.2	–	12.0	–	
– term payables	19.2	19.0	25.4	31.6	–	
– other	3.0	89.1	3.9	148.3	5.9	2005-2016
Australian dollar debt						
– other	8.8	16.1	11.8	26.8	7.5	2007-2008
Total non-current interest-bearing liabilities and payables	931.8	1,073.1	1,233.9	1,786.6		

a Refer to note 33 for details of fixed rate debt.

b Short-term maturities are backed by long-term credit standby facilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED

21 CREDIT FACILITIES AND MATURITY PROFILE (CONTINUED)

COMMERCIAL PAPER
Rinker group has a commercial paper program based in the United States. The program, which totals US$400.0 million, or A$529.7 million (2003: US$400.0 million, or A$666.0 million) is an evergreen facility. Drawings on the program are backed by the standby facilities referred to below. As at 31 March 2004 Rinker group had US$24.9 million, or A$33.0 million drawn under the facility.

CREDIT STANDBY FACILITIES
Rinker group had total committed credit standby facilities of US$1,077.5 million, or A$1,426.8 million (2003: US$1,077.5 million, or A$1,794.0 million) of which US$492.4 million, or A$652.0 million was undrawn as at 31 March 2004. These facilities have fixed maturity dates ranging between March 2005 and April 2007.

US$ MILLION	31 MARCH 2003	RECOGNISED (RELEASED)	ACQUIRED	SETTLED	(DISPOSALS) TRANSFERS	FOREIGN CURRENCY TRANSLATION	31 MARCH 2004
22 PROVISIONS							
CURRENT							
Employee entitlements	34.6	53.9	0.5	(56.1)	(0.9)	2.1	34.1
Fringe benefits tax	0.3	2.3	–	(0.6)	–	0.2	2.2
Restructure and rationalisation	–	3.6	–	(1.3)	–	0.3	2.6
Restoration and environmental rehabilitation	3.7	1.4	–	(0.7)	–	0.2	4.6
Uninsured losses and future claims	29.7	100.6	–	(99.7)	–	0.2	30.8
Other	10.6	9.0	–	(5.6)	–	0.6	14.6
Total current provisions	78.9	170.8	0.5	(164.0)	(0.9)	3.6	88.9
NON-CURRENT							
Employee entitlements	12.5	0.5	0.1	–	1.0	3.2	17.3
Restoration and environmental rehabilitation	14.3	4.4	0.3	–	–	2.2	21.2
Uninsured losses and future claims	35.9	(3.5)	–	–	–	–	32.4
Other	0.9	(0.8)	–	–	–	–	0.1
Total non-current provisions	63.6	0.6	0.4	–	1.0	5.4	71.0
A$ MILLION							
CURRENT							
Employee entitlements	57.7	77.4	0.8	(80.5)	(1.4)	(8.8)	45.2
Fringe benefits tax	0.5	3.3	–	(0.8)	–	–	3.0
Restructure and rationalisation	–	5.2	–	(1.8)	–	–	3.4
Restoration and environmental rehabilitation	6.1	2.1	–	(1.0)	–	(1.2)	6.0
Uninsured losses and future claims	49.4	143.9	–	(142.0)	–	(10.5)	40.8
Other	17.6	12.0	–	(8.1)	–	(2.1)	19.4
Total current provisions	131.3	243.9	0.8	(234.2)	(1.4)	(22.6)	117.8
NON-CURRENT							
Employee entitlements	20.8	0.7	0.2	–	1.5	(0.2)	23.0
Restoration and environmental rehabilitation	23.8	6.2	0.4	–	–	(2.4)	28.0
Uninsured losses and future claims	59.8	(4.8)	–	–	–	(12.2)	42.8
Other	1.5	(1.0)	–	–	–	(0.3)	0.2
Total non-current provisions	105.9	1.1	0.6	–	1.5	(15.1)	94.0

YEAR ENDED 31 MARCH 2004	ORDINARY SHARES FULLY PAID[a]	SHARE CAPITAL US$ MILLION	SHARE CAPITAL A$ MILLION
23 CONTRIBUTED EQUITY			
PARTICULARS OF SHARES ISSUED DURING THE YEAR BY RINKER GROUP LIMITED			
On issue 31 March 2003	1,690	1,496.5	2,285.4
Issued to shareholders as a result of the demerger[b]	944,668,106	–	–
Universal Share Plan[c]	324,700	0.6	0.8
Total movements during the year	944,992,806	0.6	0.8
On issue 31 March 2004	**944,994,496**	**1,497.1**	**2,286.2**
Movements since year end	–	–	–
On issue 25 May 2004	**944,994,496**	**1,497.1**	**2,286.2**

a Ordinary fully paid shares are listed on the Australian stock exchange. Fully paid ordinary shares carry one vote per share and the right to dividends.

b On 28 March 2003, Rinker Group Limited demerged from CSR Limited. On 11 April 2003, Rinker Group Limited issued the 944,668,106 shares arising on demerger to CSR Limited shareholders.

c Fully paid ordinary shares were issued in August and September 2003 under the employee Universal Share Plan. Shares cannot be sold by participants within three years of allotment, unless they finish their employment with the company. Offers of fully paid shares were made to all eligible employees (2,602). 1,219 accepted the offer, subscribing for up to 150 shares and receiving the same number at no cost. No expense was recorded in respect of free shares provided to employees under the Universal Share Plan.

YEAR ENDED 31 MARCH	NOTE	US$ MILLION 2004	US$ MILLION 2003	A$ MILLION 2004	A$ MILLION 2003
24 RESERVES					
MOVEMENTS IN FOREIGN CURRENCY TRANSLATION RESERVE					
Balance at the beginning of the financial year		**6.0**	23.2	**107.9**	375.9
Exchange differences relating to overseas net assets		**190.6**	0.8	**(410.2)**	(234.0)
Transfer to retained earnings on disposal of subsidiaries		**–**	(18.0)	**(2.0)**	(34.0)
Balance at the end of the financial year		**196.6**	6.0	**(304.3)**	107.9
25 RECONCILIATION OF RETAINED PROFITS					
Retained profits at the beginning of the financial year		**371.5**	65.9	**727.0**	185.9
Net profit attributable to members of Rinker Group Limited		**295.6**	297.3	**426.8**	523.2
Adjustment to opening retained earnings on adoption of revised AASB 1028 "Employee Benefits"		**(1.0)**	–	**(1.6)**	–
Transfer from foreign currency translation reserve on disposal of subsidiaries		**–**	18.0	**2.0**	34.0
Total available for appropriation		**666.1**	381.2	**1,154.2**	743.1
Dividends paid	9	**(84.1)**	(9.7)	**(122.8)**	(16.1)
Retained profits at the end of the financial year		**582.0**	371.5	**1,031.4**	727.0
26 OUTSIDE EQUITY INTERESTS IN CONTROLLED ENTITIES					
Contributed equity		**3.3**	14.1	**3.9**	20.8
Reserves		**–**	–	**0.4**	3.8
Retained profits (losses)		**1.6**	(3.9)	**2.2**	(7.7)
Total outside equity interests in controlled entities		**4.9**	10.2	**6.5**	16.9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED

THOUSANDS OF DOLLARS YEAR ENDED 31 MARCH	US$ 2004	US$ 2003	A$ 2004	A$ 2003
27 AUDITORS' REMUNERATION				
Auditing and reviewing the financial report of the parent entity (including the consolidated entity) and each controlled entity				
Deloitte Touche Tohmatsu in Australia	527	120	755	212
Deloitte Touche Tohmatsu outside of Australia	715	874	1,025	1,546
	1,242	994	1,780	1,758
Audit related services				
– Deloitte Touche Tohmatsu in Australia	21	–	31	–
– Deloitte Touche Tohmatsu outside of Australia	107	48	152	84
	128	48	183	84
Other services				
– Deloitte Touche Tohmatsu outside of Australia	72	128	104	227
	72	128	104	227
Total auditors' remuneration[a]	1,442	1,170	2,067	2,069
Other services comprise:				
– taxation strategy and compliance	72	128	104	227
	72	128	104	227

a Rinker Group Limited's audit fees were paid by the then parent entity CSR Limited in 2003. Note that the 2003 amounts do not include an allocation of the CSR group fee during 2003, and represent only those amounts charged directly to the individual businesses.

AS AT 31 MARCH	US$ MILLION 2004	US$ MILLION 2003	A$ MILLION 2004	A$ MILLION 2003
28 CONTRACTED OPERATING LEASE AND HIRE EXPENDITURE				
Contracted operating lease and hire expenditure commitments not otherwise provided for in the financial statements				
– land and buildings	54.3	53.6	72.0	89.2
– quarry and other raw material reserves	61.0	53.8	80.7	89.5
– plant and equipment	13.7	14.2	18.1	23.9
	129.0	121.6	170.8	202.6
Contracted operating lease and hire expenditure commitments comprises				
Operating leases				
Non-cancellable payable				
– within 1 year	27.0	25.0	35.8	41.6
– between 1 and 2 years	18.3	16.9	24.2	28.2
– between 2 and 5 years	31.4	29.8	41.5	49.6
– after 5 years	35.7	35.7	47.3	59.4
	112.4	107.4	148.8	178.8
Other payable				
– within 1 year	2.6	2.6	3.4	4.4
– between 1 and 2 years	1.8	1.7	2.4	2.9
– between 2 and 5 years	3.6	3.8	4.8	6.4
– after 5 years	8.6	6.1	11.4	10.1
	16.6	14.2	22.0	23.8
Total operating lease and hire expenditure	129.0	121.6	170.8	202.6
Total minimum finance lease payments	0.9	1.7	1.2	2.9
Less amounts provided for in the financial statements				
– current lease liabilities	0.4	1.0	0.5	1.7
– non-current lease liabilities	0.5	0.7	0.7	1.2
Finance lease expenditure not otherwise provided for in the financial statements	–	–	–	–
Total contracted lease and hire expenditure not otherwise provided for in the financial statements	129.0	121.6	170.8	202.6

The total of minimum rentals to be received in the future under non-cancellable subleases as at 31 March 2004 is not material.

Contingent rentals for 2004 and 2003 financial years were not material.

The leases on most of the group's rental premises contain renewal options. The group's decision to exercise renewal options is primarily dependent upon the level of business conducted at the location and the profitability thereof.

29 CONTRACTED CAPITAL EXPENDITURE

AS AT 31 MARCH	US$ MILLION 2004	US$ MILLION 2003	A$ MILLION 2004	A$ MILLION 2003
Estimated capital expenditure contracted for at balance date but not provided for				
Payable within one year – Rinker Group Limited and controlled entities	20.4	6.5	27.0	10.8
Payable within one year – associate entities	3.6	4.3	4.8	7.2
Total contracted capital expenditure	24.0	10.8	31.8	18.0

30 DIRECTORS' AND EXECUTIVES' REMUNERATION[ab]

THOUSANDS OF DOLLARS	US$ 2004	US$[d] 2003	A$ 2004	A$[d] 2003
Aggregate income paid or payable, or otherwise made available, to directors of Rinker Group Limited	3,976.9	–	5,700.1	–
Aggregate income of Australian executives[c]	6,286.3	–	9,010.0	–

US$	2004	2003[d]		2004	2003[d]
The number of Rinker directors and Australian executives whose total income fell within the following bands:					
Directors (US$)			**Directors (US$)**		
20,000 to 29,999	1	–	130,000 to 139,999	1	–
60,000 to 69,999	1	–	160,000 to 169,999	1	–
70,000 to 79,999	1	–	3,420,000 to 3,429,999	1	–
80,000 to 89,999	1	–			
Australian executives (US$)			**Australian executives (US$)**		
170,000 to 179,999	1	–	420,000 to 429,999	1	–
200,000 to 209,999	3	–	440,000 to 449,999	1	–
230,000 to 239,999	1	–	450,000 to 459,999	1	–
250,000 to 259,999	1	–	470,000 to 479,999	1	–
280,000 to 289,999	1	–	590,000 to 599,999	1	–
350,000 to 359,999	1	–	700,000 to 709,999	1	–
410,000 to 419,999	1	–	870,000 to 879,999	1	–

A$	2004	2003[d]		2004	2003[d]
The number of Rinker directors and Australian executives whose total income fell within the following bands:					
Directors (A$)			**Directors (A$)**		
40,000 to 49,999	1	–	180,000 to 189,999	1	–
90,000 to 99,999	1	–	240,000 to 249,999	1	–
100,000 to 109,999	1	–	4,910,000 to 4,919,999	1	–
120,000 to 129,999	1	–			
Australian executives (A$)			**Australian executives (A$)**		
250,000 to 259,999	1	–	600,000 to 609,999	1	–
290,000 to 299,999	3	–	630,000 to 639,999	1	–
330,000 to 339,999	1	–	640,000 to 649,999	1	–
370,000 to 379,999	1	–	670,000 to 679,999	1	–
400,000 to 409,999	1	–	840,000 to 849,999	1	–
500,000 to 509,999	1	–	1,000,000 to 1,009,999	1	–
580,000 to 589,999	1	–	1,250,000 to 1,259,999	1	–

a Total remuneration for each director and executive includes salary, bonus, superannuation, retirement payments and other benefits.

b Included in the statement of financial position is a provision for the retirement allowances of Rinker Group Limited non-executive directors. This provision has increased from US$399,255 (A$664,760) as at 31 March 2003 to US$1,028,873 (A$1,362,384) as at 31 March 2004.

c Executives whose total income equals or exceeds A$100,000. The definition of executive is "Employee responsible for the strategic direction and operational management of the group". Number of Australian executives 16 (2003: nil). Average remuneration US$392,895 (A$563,129).

d No remuneration was paid in 2003 to directors and executives in their capacities within the Rinker group. Following the demerger, directors and executives received the remuneration shown in their capacities within the Rinker group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED

31 RELATED PARTY INFORMATION

TRANSACTIONS WITH CSR LIMITED
To facilitate the demerger, internal restructure and demerger transactions occurred during the year ended 31 March 2003. These arrangements were not necessarily on commercial terms and conditions. Amounts receivable from and payable to CSR Limited and subsidiaries as at 31 March 2003 are detailed in the statement of financial position, note 11 and note 20.

TRANSACTIONS WITHIN THE WHOLLY-OWNED GROUP
During the year Rinker Group Limited advanced and repaid loans, sold and purchased goods and services and provided accounting and administrative assistance to its wholly-owned controlled entities. All non-demerger transactions with related parties except for certain intragroup loans, are on commercial terms and conditions.

Other than as described above or in note 34, no material amounts were receivable from, or payable to, related parties as at 31 March 2004, and no material transactions with related parties occurred during the year except as detailed in the financial statements.

DIRECTORS AND DIRECTOR-RELATED ENTITIES
The directors who held office during the year and their holdings of Rinker Group Limited securities are detailed in the table on the next page. Non-executive directors have agreements with Rinker Group Limited which conform to the provisions of the company's constitution in respect of entitlements to retirement and termination payments. Directors' remuneration is shown at note 30, above.

TRANSACTIONS WITH DIRECTORS AND DIRECTOR-RELATED ENTITIES
Transactions entered into during the year with directors of Rinker Group Limited and its controlled entities and with their director-related entities which are within normal customer or employee relationships on terms and conditions no more favorable than those available to other customers, employees, or shareholders include:

- the acquisition of shares in Rinker Group Limited under the employee share plans,
- dividends from shares in Rinker Group Limited,
- the sale of goods and services,
- contracts of employment and reimbursement of expenses, and
- contracts of employment with relatives of directors on either a full-time or work experience basis.

Related entities of Desmond Collins, a former executive director of Ballestrin Concrete Constructions Pty Limited (Ballestrin), a Readymix subsidiary entity in Australia, received fees for the rental of equipment, land and buildings in 2004 of $91,000 (2003: nil; 2002: nil).

31 RELATED PARTY INFORMATION (CONTINUED)

Shareholdings of directors and director-related entities

No director held any shares in Rinker Group Limited on 1 April 2003.

INTERESTS IN SHARES[a]	SHARES ISSUED 11 APRIL 2003[e]	SUBSEQUENTLY ACQUIRED	HOLDINGS AS AT 31 MARCH 2004	NOTIONAL SERP HOLDING[g]	TOTAL ECONOMIC INTEREST AS AT 31 MARCH 2004
Rinker Group Limited directors' shareholdings					
John Arthur	17,663	6,396	24,059	–	24,059
John Ballard[b]	20,000	–	20,000	–	20,000
David Clarke	188,694	71,720	260,414	245,026	505,440
Marshall Criser[c]	–	34,000	34,000	–	34,000
John Ingram[d]	–	15,000	15,000	–	15,000
John Morschel	39,640	9,594	49,234	–	49,234
Walter Revell[c]	–	20,000	20,000	–	20,000

Shareholdings of executives and executive-related entities

No executive held any shares in Rinker Group Limited on 1 April 2003.

INTERESTS IN SHARES[a]	SHARES ISSUED 11 APRIL 2003[e]	SUBSEQUENTLY ACQUIRED	CASP SHARES[f]	HOLDINGS AS AT 31 MARCH 2004	NOTIONAL SERP HOLDING[g]	TOTAL ECONOMIC INTEREST AS AT 31 MARCH 2004
Executives' shareholdings						
Peter Abraham	233,173	4,385	27,796	265,354	–	265,354
David Berger	–	35,860	–	35,860	50,840	86,700
Tom Burmeister	20,000	–	–	20,000	32,518	52,518
Sharon DeHayes	10,500	–	–	10,500	31,500	42,000
Ira Fialkow	16,200	5,340	–	21,540	42,650	64,190
Duncan Gage	–	–	–	–	–	–
Chris Murphy	–	–	–	–	–	–
Debra Stirling	213,577	36,098	18,531	268,206	–	268,206
Karl Watson Jr.	3,200	113,190	53,368	169,758	–	169,758
Karl Watson Sr.	10,500	–	–	10,500	42,650	53,150

a Including ADRs.

b Resigned 1 October 2003, balance shown at date of resignation.

c Took office on 12 April 2003.

d Took office on 1 October 2003.

e Represents holdings of CSR Limited shares, which entitled holders to receive one Rinker Group Limited share for each share in CSR Limited as a result of the demerger.

f Represents shares granted under CASP during the fiscal year. Shares are at risk and will be eligible to vest if performance criteria are met.

g In addition to the above holdings of shares and ADRs, directors and executives have an additional exposure to movements in the Rinker share price by virtue of their election to invest in 'notional Rinker shares' under Rinker's SERP. The SERP is a defined contribution plan in the United States to which employees and employers make contributions. The interest is economic only - notional Rinker shares do not currently carry any rights in connection with Rinker ordinary shares or Rinker ADRs. All SERP holdings at year end were acquired during the year.

32 SUPERANNUATION COMMITMENTS AND OTHER EMPLOYEE BENEFITS

Rinker Group Limited and its controlled entities participate in a number of superannuation funds in Australia, the United States and other countries where they operate. The funds provide benefits either on a defined benefit or cash accumulation basis, for employees on retirement, resignation or disablement, or to their dependants on death. Employer contributions are legally enforceable, with the right to terminate, reduce or suspend those contributions upon giving adequate written notice to the participants and trustees. Rinker Group Limited and its Australian controlled entities are required to provide a minimum level of superannuation support for Australian employees under the Australian Superannuation Guarantee Legislation.

ASSET BACKING

The assets of the US based superannuation funds were not sufficient to satisfy all benefits which would have been vested in the event of termination of the funds, or in the event of the voluntary or compulsory termination of the employment of each employee to the extent shown below. These deficits which, based on unaudited actuarial reviews at 1 January 2004, total US$20.2 million, or A$26.8 million, are to be funded progressively by Rinker Materials Corporation.

ACCUMULATION FUNDS

The benefits provided by accumulation funds are based on the contributions and income thereon held by the fund on behalf of the member. Contributions are made by the member and the company based on a percentage of the member's salary, as specified by the rules of the fund. These contributions are expensed in the period they are incurred.

DEFINED BENEFIT FUNDS

The benefits provided by defined benefit funds are based on length of service or membership and salary of the member at or near retirement. Member contributions, based on a percentage of salary, are specified by the rules of the fund.

Employer contributions generally vary based on actuarial advice and may be reduced or even cease when a fund is in actuarial surplus. These contributions are expensed in the period they are incurred. The currently assessed shortfall of net market value of plan assets compared to accrued benefits has not been recognised as a liability in the financial statements as Rinker Group Limited and its controlled entities do not presently have a legal or constructive obligation to meet the deficit, other than the annually determined minimum funding amount. The annually determined minimum funding amount has been appropriately recognised as a liability at year end.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

32 SUPERANNUATION COMMITMENTS AND OTHER EMPLOYEE BENEFITS (CONTINUED)

HARWOOD SUPERANNUATION FUND

In Australia, Rinker group entities participate in the Harwood Superannuation Fund (formerly CSR Australian Superannuation Fund) for those Rinker group employees who are currently members of that fund and any new employees who become members of that fund. CSR and Rinker group each separately cover, in effect, 50% of the funding of the accrued defined benefit liabilities of the Harwood Superannuation Fund as at the demerger date, which are revalued by the actuary at least annually. Rinker group is responsible for obligations with respect to benefits accrued after the demerger relating to individuals who are employed post demerger by the Rinker group.

DEFINED BENEFIT FUNDS SPONSORED BY RINKER

AS AT 31 MARCH 2004 US$ MILLION	ACCRUED BENEFITS	MARKET VALUE OF ASSETS	SURPLUS (DEFICIT)	VESTED BENEFITS	EMPLOYER CONTRIBUTIONS PAID	EMPLOYER CONTRIBUTIONS PAYABLE
Harwood Superannuation Fund Defined Benefit Division[a]						
Pre-Demerger Component	7.7	9.6	1.9	7.6	1.4	–
Post-Demerger Component	1.7	1.5	(0.2)	1.7	1.7	–
Rinker Materials Corporation Pension Plan[bd]	11.5	9.0	(2.5)	11.1	1.0	0.3
Rinker Materials Corporation Retirement Income Plan[bd]	19.1	12.2	(6.9)	18.7	1.5	0.2
United Metro/San Xavier Collectively Bargained Pension Plan[cd]	10.0	7.7	(2.3)	9.1	2.3	0.6

A$ MILLION	ACCRUED BENEFITS	MARKET VALUE OF ASSETS	SURPLUS (DEFICIT)	VESTED BENEFITS	EMPLOYER CONTRIBUTIONS PAID	EMPLOYER CONTRIBUTIONS PAYABLE
Harwood Superannuation Fund Defined Benefit Division[a]						
Pre-Demerger Component	10.2	12.7	2.5	10.0	1.9	–
Post-Demerger Component	2.2	2.0	(0.2)	2.2	2.3	–
Rinker Materials Corporation Pension Plan[bd]	15.3	11.9	(3.4)	14.7	1.4	0.4
Rinker Materials Corporation Retirement Income Plan[bd]	25.3	16.2	(9.1)	24.7	2.0	0.3
United Metro/San Xavier Collectively Bargained Pension Plan[cd]	13.3	10.2	(3.1)	12.1	3.0	0.9

a The amounts represent the actuarial liabilities, determined to be past service liabilities, calculated at 31 March 2004 based on the assumptions used for the last actuarial review which was performed on 30 June 2003 by R Paton FIA FIAA.

The Fund was separated into two separate plans from the date of demerger. Rinker's RGL Plan includes a pre and post demerger component as shown. As at 31 March 2004 the assets of the RGL Plan (Rinker Super) of the Harwood Superannuation Fund attributable to the Defined Benefit Division (DBD) were 118% of the corresponding actuarial liabilities.

There is an obligation for Rinker Group Limited to contribute such amounts as to ensure that the assets attributable to the RGL Plan DBD are not less than 120% of the amount required to meet the actuarial liabilities of the RGL Plan's DBD. A bank guarantee has been made available to the Trustee of the Fund to satisfy that commitment.

There is also an enforceable obligation for Rinker Group Limited and CSR Limited to contribute such amounts as to ensure that the assets attributable to the Fund's DBD are not less than 120% of the amount required to meet the accrued defined benefit liabilities of the Harwood Superannuation Fund as at the demerger date. CSR Limited has made available to the fund a bank guarantee to satisfy this obligation. The actuary revalues the accrued benefit liabilities at least annually. Rinker Group Limited is required to cover, in effect, 50% of such obligations. CSR Limited is required to cover, in effect, the remaining 50%. The pre demerger actuarial liabilities, determined to be past service liabilities, at 31 March 2004 for this joint obligation totals US$123.6 million or A$163.7 million and the assets corresponding for this liability were US$142.8 million or A$189.1 million or 116% of the accrued liabilities.

b Last actuarial review performed by Michael Von Behren EA MAAA on 1 January 2003.

c Last actuarial review performed by Michael Von Behren EA MAAA on 1 October 2002.

d Based on unaudited actuarial review performed on 1 January 2004 the deficit in the Rinker Materials Corporation Pension Plan was US$4.9 million, or A$6.5 million, the deficit in Rinker Materials Corporation Retirement Income Plan was US$10.5 million, or A$13.9 million, and the deficit in the United Metro/San Xavier Collectively Bargained Pension Plan was US$4.8 million, or A$6.4 million.

OTHER EMPLOYEE BENEFITS

Cash Award Share Plan

The Cash Award Share Plan (CASP) was a defined benefit long-term equity incentive plan in use during the year ended 31 March 2004. Under CASP, shares were acquired on-market on behalf of participants by the plan trustee until performance and time qualifications are met. The cost of the 293,437 shares acquired during the year ended 31 March 2004, totalling A$1.6 million was met by the company and is being progressively recognised over the vesting period. Shares cannot be withdrawn from CASP until 10 years from the date those shares vested, or until the participant is no longer an employee of any Rinker company, whichever occurs first. Participants are entitled to any dividend, return of capital or other distribution made in respect of Rinker shares held on their behalf, irrespective of whether the relevant criteria have been met at that time. Each participant may direct the trustee how to vote any shares held on the participant's behalf.

Universal Share Plan

Information on shares issued under the Universal Share Plan (USP) is included under Note 23. During the year no expense was recorded in relation to shares issued to employees under the USP.

33 FINANCIAL INSTRUMENTS

The Rinker group uses a variety of derivative instruments to manage financial risks. The Rinker group does not use or issue derivative or financial instruments for speculative or trading purposes.

Significant accounting policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which revenue and expenses are recognised, in respect of each class of financial asset, financial liability and equity instruments are disclosed under "Significant accounting policies".

Credit exposure

The Rinker group is exposed to credit related losses in the event of non-performance by counterparties to these derivatives and financial instruments. The counterparties are predominantly prime financial institutions with a Moody's or Standard and Poor's rating of at least A3 or A- respectively. The Rinker group controls risk through the use of credit ratings, limits and monitoring procedures. The Rinker group does not usually require collateral or other security to support financial instruments with credit risk.

Credit exposure of interest rate and foreign currency derivatives is represented by the net fair value of contracts. The carrying amounts of financial assets included in Rinker group's financial statements represent Rinker group's exposure to credit risk in relation to these assets.

As at 31 March 2004, the Rinker group had no significant concentration of credit risk for derivative instruments with any single counterparty or group of counterparties. Concentrations of credit risk with respect to receivables are limited due to the large number of customers and markets in which the Rinker group does business, as well as the dispersion across many geographic areas.

Net fair value

Except as detailed in the interest rate risk exposure table below, the carrying amount of financial assets and financial liabilities recorded in the financial statements approximates their net fair values.

The following assumptions and methods were used to estimate net fair value:

Interest rate swaps, caps, swaptions, foreign currency contracts, foreign exchange options, currency swaps and commodity swaps

The net fair value is estimated using market accepted formulae and market quoted input variables.

Cash, short-term loans and deposits, receivables, payables and short-term borrowings

The carrying amounts of these financial instruments approximate net fair value because of their short maturity.

Long-term borrowings

The present value of expected cash flows have been used to determine net fair value using interest rates derived from market parameters that accurately reflect their term structure. Certain estimates and judgements were required to develop the fair value amounts.

Interest rate sensitivity and risk management

The Rinker group enters into a variety of derivative instruments in the management of interest rate exposure with the objective of obtaining lower funding costs and a more stable and predictable interest expense. The Rinker group has a policy to maintain the percentage of fixed and variable rate debt within controlled limits. Interest rate swaps and options are entered into to maintain the mix of fixed and variable rate debt. The table below provides information about the Rinker group's interest rate exposure and should be read in conjunction with notes 20 and 21.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

33 FINANCIAL INSTRUMENTS (CONTINUED)

The following tables detail the exposure to interest rate risk of Rinker group at 31 March 2004, in US$ and A$:

INTEREST RATE RISK EXPOSURE AS AT 31 MARCH 2004 US$ MILLION	WEIGHTED AVERAGE TERM IN YEARS	RATE %PA[a]	PRINCIPAL/MATURITIES 1 YEAR OR LESS	1 TO 5 YEARS	OVER 5 YEARS	TOTAL	CARRYING AMOUNT ASSET	LIABILITY	NET FAIR VALUE ASSET	LIABILITY
Long-term debt										
Fixed rate US$ debt	8.0	6.3	–	253.2	350.7	603.9	–	611.7	–	696.8
Floating rate US$ debt	3.0	1.4	–	299.9	–	299.9	–	300.5	–	301.4
Other A$ debt	7.0	0.5	–	6.9	1.7	8.6	–	8.6	–	8.6
Short-term debt										
Fixed rate CNY debt	0.2	4.9	11.5	–	–	11.5	–	11.5	–	11.5
Other US$ debt	1.0	6.5	4.1	–	–	4.1	–	4.1	–	4.1
Other A$ debt	1.0	–	1.8	–	–	1.8	–	1.8	–	1.8
Term payables and other	–	–	2.6	19.4	–	22.0	–	22.0	–	22.0
Cash at bank and on deposit	–	–	328.5	–	–	328.5	328.5	–	328.5	–
Total[b]							328.5	960.2	328.5	1,046.2
Interest rate derivatives										
US dollar interest rate swaps										
Fixed rate payer against US$ LIBOR	3.0	3.6	–	250.0	–	250.0	0.4	1.2	–	9.0
US dollar interest rate Swaptions										
US$ interest rate swaptions sold	2.2	3.2	–	25.0	–	25.0	0.2	–	–	0.7
Total[b]							0.6	1.2	–	9.7

AS AT 31 MARCH 2004 A$ MILLION	TERM IN YEARS	RATE %PA[a]	1 YEAR OR LESS	1 TO 5 YEARS	OVER 5 YEARS	TOTAL	CARRYING AMOUNT ASSET	LIABILITY	NET FAIR VALUE ASSET	LIABILITY
Long-term debt										
Fixed rate US$ debt	8.0	6.3	–	335.3	464.4	799.7	–	810.0	–	922.7
Floating rate US$ debt	3.0	1.4	–	397.1	–	397.1	–	397.9	–	399.1
Other A$ debt	7.0	0.5	–	9.1	2.3	11.4	–	11.4	–	11.4
Short-term debt										
Fixed rate CNY debt	0.2	4.9	15.2	–	–	15.2	–	15.2	–	15.2
Other US$ debt	1.0	6.5	5.4	–	–	5.4	–	5.4	–	5.4
Other A$ debt	1.0	–	2.4	–	–	2.4	–	2.4	–	2.4
Term payables and other	–	–	3.4	25.7	–	29.1	–	29.1	–	29.1
Cash at bank and on deposit	–	–	435.1	–	–	435.1	435.1	–	435.1	–
Total[b]							435.1	1,271.4	435.1	1,385.3
Interest rate derivatives										
US dollar interest rate swaps										
Fixed rate payer against US$ LIBOR	3.0	3.6	–	331.0	–	331.0	0.5	1.6	–	11.9
US dollar interest rate Swaptions										
US$ interest rate swaptions sold	2.2	3.2	–	33.1	–	33.1	0.2	–	–	0.9
Total[b]							0.7	1.6	–	12.8

a Average rates for the individual periods do not materially differ from the overall average rates disclosed.

b The carrying amount of financial instruments shown above as liabilities are included in the statement of financial position as follows:

	US$ MILLION 2004	A$ MILLION 2004
Current interest-bearing liabilities	17.4	23.0
Non-current interest-bearing liabilities	912.4	1,208.2
Non-current payables	19.4	25.7
Interest and other current payables	12.2	16.1
Total carrying amount of financial instrument liabilities	961.4	1,273.0

33 FINANCIAL INSTRUMENTS (CONTINUED)

The following tables detail the exposure to interest rate risk of Rinker group at 31 March 2003, in US$ and A$.

INTEREST RATE RISK EXPOSURE AS AT 31 MARCH 2003 US$ MILLION	WEIGHTED AVERAGE TERM IN YEARS	RATE %PA[a]	PRINCIPAL/MATURITIES 1 YEAR OR LESS	1 TO 5 YEARS	OVER 5 YEARS	TOTAL	CARRYING AMOUNT ASSET	LIABILITY	NET FAIR VALUE ASSET	LIABILITY
Long-term debt										
Fixed rate US$ debt	9.3	7.4	53.6	246.2	231.3	531.1	–	536.0	–	650.5
Floating rate US$ debt	3.0	1.6	125.0	372.2	–	497.2	–	497.4	–	497.5
Other A$ debt	26.1	–	–	–	13.5	13.5	–	13.5	–	13.5
Other US$ debt	–	–	–	9.7	–	9.7	–	9.7	–	9.7
Short-term debt										
Fixed rate CNY debt	0.2	4.5	4.2	–	–	4.2	–	4.3	–	4.3
Other US$ debt	–	–	157.5	–	–	157.5	–	157.5	–	157.5
Term payables and other	–	–	–	21.6	–	21.6	–	21.6	–	21.6
Cash at bank and on deposit	–	–	111.0	–	–	111.0	111.0	–	111.0	–
Cash available from CSR Limited	–	–	153.3	–	–	153.3	153.3	–	153.3	–
Total[b]							264.3	1,240.0	264.3	1,354.6
Interest rate derivatives										
US dollar interest rate swaps										
Fixed rate payer against US$ LIBOR	3.2	4.0	75.0	250.0	–	325.0	0.3	0.7	–	9.2
US dollar interest rate Swaptions										
US$ interest rate swaptions sold	3.1	2.1	–	25.0	–	25.0	–	–	–	2.0
Total[b]							0.3	0.7	–	11.2
AS AT 31 MARCH 2003 A$ MILLION										
Long-term debt										
Fixed rate US$ debt	9.3	7.4	89.2	409.9	385.1	884.2	–	892.5	–	1,083.1
Floating rate US$ debt	3.0	1.6	208.1	619.7	–	827.8	–	828.2	–	828.3
Other A$ debt	26.1	–	–	–	22.5	22.5	–	22.5	–	22.5
Other US$ debt	–	–	–	16.2	–	16.2	–	16.2	–	16.2
Short-term debt										
Fixed rate CNY debt	0.2	4.5	7.0	–	–	7.0	–	7.2	–	7.1
Other US$ debt	–	–	262.2	–	–	262.2	–	262.2	–	262.2
Term payables and other	–	–	–	35.9	–	35.9	–	35.9	–	35.9
Cash at bank and on deposit	–	–	184.8	–	–	184.8	184.8	–	184.8	–
Cash available from CSR Limited	–	–	255.3	–	–	255.3	255.3	–	255.3	–
Total[b]							440.1	2,064.7	440.1	2,255.3
Interest rate derivatives										
US dollar interest rate swaps										
Fixed rate payer against US$ LIBOR	3.2	4.0	124.9	416.2	–	541.1	0.5	1.2	–	15.4
US dollar interest rate Swaptions										
US$ interest rate swaptions sold	3.1	2.1	–	41.6	–	41.6	–	–	–	3.3
Total[b]							0.5	1.2	–	18.7

a Average rates for the individual periods do not materially differ from the overall average rates disclosed.

b The carrying amount of financial instruments shown above as liabilities are included in the statement of financial position as follows:

	US$ MILLION 2003	A$ MILLION 2003
Current interest-bearing liabilities	161.7	269.2
Non-current interest-bearing liabilities	1,051.5	1,750.7
Non-current payables	21.6	35.9
Interest and other current payables	5.9	10.1
Total carrying amount of financial instrument liabilities	1,240.7	2,065.9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

34 EQUITY ACCOUNTING INFORMATION

AS AT 31 MARCH		OWNERSHIP INTEREST % 2004	% 2003	CARRYING AMOUNT US$ MILLION 2004	US$ MILLION 2003	A$ MILLION 2004	A$ MILLION 2003
Name of entity	**Principal activity**						
Cement Australia Holdings Pty Limited[ab]	cement manufacture	25	50	106.0	130.8	140.3	217.7
Metromix Pty Limited	pre-mixed concrete	50	50	8.9	7.3	11.8	12.1
Granite Canyon Joint Venture[b]	aggregates	49	49	4.3	4.7	5.7	7.9
Other immaterial associates				0.2	0.2	0.3	0.3
Associates				119.4	143.0	158.1	238.0
Cement Australia Partnership[ab]	cement distribution	25	–	7.5	–	9.9	–
Emoleum Partnership[b]	road resurfacing	50	50	13.6	11.1	17.9	18.5
Other immaterial partnerships				2.9	2.4	4.0	4.0
Partnerships				24.0	13.5	31.8	22.5
Total associate entities and partnerships				143.4	156.5	189.9	260.5

YEAR ENDED 31 MARCH	US$ MILLION 2004	US$ MILLION 2003	A$ MILLION 2004	A$ MILLION 2003
Equity accounted amount of investments at the beginning of the financial year	156.5	16.1	260.5	30.4
Share of associate entities profit from ordinary activities before income tax	15.7	14.9	23.0	26.1
Share of income tax	(0.7)	(5.0)	(1.0)	(8.9)
Dividends and distributions received	(13.1)	(10.7)	(17.4)	(18.4)
Acquisitions	–	148.8	–	271.2
Disposals	–	(22.9)	–	(39.0)
Capital invested	5.7	–	8.2	–
Capital repaid	(55.3)	–	(81.8)	–
Foreign currency translation and other	34.6	15.3	(1.6)	(0.9)
Equity accounted amount of investments at the end of the financial year	143.4	156.5	189.9	260.5
Share of reserves attributable to associate entities				
Retained profits	10.6	9.4	14.1	15.7
Summarised financial position of associate entities				
Assets				
– cash	14.6	8.3	19.4	13.8
– other current assets	308.6	108.8	408.6	181.1
– property, plant and equipment	471.4	241.5	624.2	402.1
– other non-current assets	209.8	6.3	277.8	10.5
Liabilities				
– current accounts payable	(163.6)	(49.3)	(216.6)	(82.1)
– current borrowings and other liabilities	(359.3)	(17.7)	(475.7)	(29.4)
– non-current liabilities	(69.8)	(91.7)	(92.4)	(152.7)
Net assets	411.7	206.2	545.3	343.3

YEAR ENDED 31 MARCH	US$ MILLION 2004	US$ MILLION 2003	A$ MILLION 2004	A$ MILLION 2003
Balances and transactions with associate entities				
Current loans and receivables	11.3	9.0	15.0	15.0
Non-current loans and receivables	84.6	25.0	112.1	41.7
Current payables	28.5	15.0	37.9	25.0
New borrowings	69.6	20.4	102.3	35.2
Borrowings repaid	19.4	23.3	28.5	40.3
Purchases of goods and services	140.9	34.9	200.3	60.2
Sale of goods	33.9	–	48.0	–
Dividends/distributions received and receivable	13.1	10.7	17.4	18.4

a On 1 June 2003, Rinker group's 50% interest in its associated company, Australian Cement Holdings Pty Limited, was reduced to 25% after this business was merged with Queensland Cement Limited. The entity was then renamed Cement Australia Holdings Pty Limited. Rinker group also has a 25% interest in the Cement Australia Partnership. During the year ended 31 March 2004, the group recorded its share of profit after tax of the associated company, Cement Australia Holdings Pty Limited (formerly Australian Cement Holdings Pty Limited), and its share of income from the Cement Australia Partnership. Prior to the merger, Australian Cement Holdings Pty Limited repurchased preference shares held by Rinker group in exchange for an A$81.8 million (US$55.3 million) loan. At 31 March 2004, A$64.2 million (US$48.5 million) of the loan was receivable by Rinker.

b The accounting year end is 31 December.

35 ACQUISITIONS AND DISPOSALS OF CONTROLLED ENTITIES AND BUSINESSES

YEAR ENDED 31 MARCH 2004	DATE ACQUIRED	%	CONSIDERATION US$ MILLION	CONSIDERATION A$ MILLION	NET TANGIBLE ASSETS US$ MILLION	NET TANGIBLE ASSETS A$ MILLION
Controlled entities acquired excluding intragroup transfers[a]						
Excel Concrete Pty Ltd	2 June 2003	100	1.3	2.1	0.5	0.9
Rinker Materials (Tianjin) Co Ltd	1 April 2003	30	7.0	8.7	3.0	4.7
Businesses acquired during the year			32.8	45.6	24.1	32.5
			41.1	56.4	27.6	38.1

	LOSS ON DISPOSAL US$ MILLION	LOSS ON DISPOSAL A$ MILLION	NET TANGIBLE ASSETS US$ MILLION	NET TANGIBLE ASSETS A$ MILLION
Businesses disposed during the year	0.2	0.3	(3.6)	(4.9)

Value of net assets of controlled entities and businesses acquired or disposed[b]

YEAR ENDED 31 MARCH	CONSOLIDATED ACQUISITIONS US$ MILLION 2004	2003	CONSOLIDATED DISPOSALS US$ MILLION 2004	2003	CONSOLIDATED ACQUISITIONS A$ MILLION 2004	2003	CONSOLIDATED DISPOSALS A$ MILLION 2004	2003
Cash	–	18.7	–	–	–	34.4	–	–
Receivables	4.9	67.1	–	2.2	7.5	123.2	–	4.0
Inventories	1.9	14.7	0.5	5.5	2.8	27.1	0.7	9.6
Other current assets	0.2	3.0	–	–	0.2	5.4	–	–
Investments	0.1	5.0	–	–	0.1	9.2	–	–
Property, plant and equipment	24.2	165.1	3.1	11.5	33.3	303.4	4.1	20.2
Intangibles	–	0.3	–	0.6	–	0.5	–	1.1
Other non-current assets	0.3	9.6	–	0.2	0.4	17.7	0.1	0.4
Payables	(8.0)	(54.5)	–	(1.2)	(11.8)	(100.2)	–	(2.2)
Interest-bearing liabilities	(0.3)	(2.7)	–	–	(0.4)	(5.1)	–	–
Provisions	(1.3)	(58.9)	–	–	(1.9)	(108.2)	–	–
Outside equity interests	5.6	(1.3)	–	–	7.9	(2.4)	–	–
	27.6	166.1	3.6	18.8	38.1	305.0	4.9	33.1
Goodwill acquired or disposed	13.5	381.3	0.9	0.9	18.3	695.8	1.2	1.5
(Loss) profit on disposal	–	–	(0.2)	0.4	–	–	(0.3)	1.1
Total consideration	41.1	547.4	4.3	20.1	56.4	1,000.8	5.8	35.7
Cash balances (acquired)	–	(18.7)	–	–	–	(34.4)	–	–
Non-cash consideration and other	(5.1)	3.2	–	5.9	(7.2)	5.4	–	9.8
Total flow of cash	36.0	531.9	4.3	26.0	49.2	971.8	5.8	45.5

a Operating results of the entities acquired (disposed of) are included in the statement of financial performance from date acquired (up to the date disposed).

b In addition to the acquisitions and disposals shown above, during the year ended 31 March 2003, certain non-cash intragroup transfers occurred to facilitate the demerger.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED

36 PARTICULARS RELATING TO CONTROLLED ENTITIES

	COUNTRY OF INCORPORATION	% RINKER GROUP OWNERSHIP 2004	2003
PARENT ENTITY			
Rinker Group Limited	Australia		
ALC Las Vegas Mining Claims, LLC	USA	100	100
American Limestone West, LLC	USA	100	100
ARC Management Company, Inc.	USA	100	100
ARC Materials Corporation	USA	100	100
Ballestrin Concrete Constructions Pty Limited[d]	Australia	100	100
Bettaform Constructions Pty Ltd[d]	Australia	100	100
Broadway & Frame Premix Concrete Pty Ltd[a]	Australia	100	–
Excel Concrete (NSW) Pty Ltd[b]	Australia	100	–
Excel Concrete Pty Ltd[b]	Australia	100	–
FCS Las Vegas Mining Claims, LLC	USA	100	100
Florida Crushed Stone Company	USA	100	100
Fort Calhoun Stone Company	USA	100	100
Guernsey Stone Company	USA	100	100
HCC Las Vegas Mining Claims, LLC	USA	100	100
Hydro Conduit Corporation	USA	100	100
Hydro Conduit Management Company, Inc.	USA	100	100
Hydro Conduit of Texas, LP	USA	100	100
Hydro Investments, Inc.	USA	100	100
KMC Las Vegas Mining Claims, LLC	USA	100	100
LV Western Mining Claims, LLC	USA	100	100
Marana Golf, Inc.	USA	100	100
Mili, LLC	USA	100	100
Minicon Pty Ltd[a]	Australia	100	–
Northwest Materials Holding Company	USA	100	100
Oxi Golf, LLC	USA	50	50
Oxi, LLC	USA	100	100
Pacific Rock Products Trucking, LLC	USA	100	100
Pacific Rock Products, LLC	USA	100	100
Pipe Liners, Inc.	USA	100	100
Quality Ready Mix, Inc.	USA	50	50
Readymix Cement Pty Ltd[a]	Australia	100	–
Readymix Emoleum Services Pty Ltd (formerly CSR Emoleum Services Pty Ltd)	Australia	100	100
Readymix Holdings Pty Ltd	Australia	100	100
Readymix Properties Pty Ltd (formerly Humes Australia Pty Ltd)	Australia	100	100
Readymix Roads Group Pty Ltd (formerly Readymix Australia Pty Ltd)	Australia	100	100
Rinker Group Share Plan Pty Ltd (formerly Roads Holdings Pty Ltd)	Australia	100	100
Rinker Management Company, Inc.	USA	100	100
Rinker Materials (Qingdao) Co Ltd[a]	China	100	–
Rinker Materials (Tianjin) Co Ltd (formerly CSR (Tianjin) Readymix Co., Ltd)	China	100	70
Rinker Materials Caribbean LLC[a]	USA	100	–
Rinker Materials Corporation	USA	100	100
Rinker Materials Foreign Sales Corporation[c]	US Virgin Is.	–	100
Rinker Materials Leasing LLC (formerly Kiewit Materials Leasing LLC)	USA	100	100
Rinker Materials Nevada, Inc.	USA	100	100
Rinker Materials of Florida, Inc.	USA	100	100
Rinker Materials Polypipe, Inc.	USA	100	100
Rinker Materials South Central, Inc. (formerly American Limestone Company, Inc.)	USA	100	100
Rinker Materials Steel Framing, Inc.	USA	100	100
Rinker Materials West, LLC	USA	100	100
Rinker Materials Western, Inc. (formerly Kiewit Materials Company)	USA	100	100
Rinker Modular Systems, LLC	USA	100	100
Rinker St. Lucia Ltd[a]	St Lucia	100	–
RMF Las Vegas Mining Claims, LLC	USA	100	100
SKCOR, LLC	USA	100	100
Solano Concrete Company, Inc.	USA	100	100
Steel Construction Systems	USA	55	55
Stonelea, LLC[c]	USA	–	100
Tanner Companies (Yuma), Inc.	USA	100	100
Twin Mountain Rock Company	USA	100	100
Twin Mountain Rock Venture	USA	51	51
United Metro Materials Inc.	USA	100	100
Western Equipment Company	USA	100	100
Wilson Concrete Company	USA	100	100
WPB Las Vegas Mining Claims, LLC	USA	100	100

a Controlled entity formed during the year.
b Controlled entity acquired during the year.
c Controlled entity liquidated during the year.
d Beneficially owned by Readymix Holdings Pty Limited.

AS AT 31 MARCH	US$ MILLION 2004	US$ MILLION 2003	A$ MILLION 2004	A$ MILLION 2003
37 CONTINGENT LIABILITIES				
Contingent liabilities, capable of estimation, arise in respect of the following categories				
Performance bonds provided to third parties	94.4	122.1	125.0	203.3
Bank guarantees given by Rinker group[a]	69.5	51.2	92.0	85.2
Other	–	1.0	–	1.7
Total contingent liabilities	163.9	174.3	217.0	290.2

a Mainly provided by the Rinker group in lieu of contract retention payments, deposits for rehabilitation of quarry sites, and for insurance policy deductible amounts with the majority of the terms up to one year. Maximum value of guarantees payable is US$89.6 million (A$118.6 million). No specific Rinker group assets are pledged as security for the bank guarantees. No payments have been made by the banks under these guarantees in years ended 31 March 2004 or 2003.

Readymix Holdings Pty Ltd acts as an authorised self-insurer in New South Wales, Victoria, South Australia, Western Australia and the Australian Capital Territory for workers' compensation insurance, as does Rinker Materials Corporation and certain of its controlled entities in Arizona, California, Nevada, New Mexico, Oregon and Washington. Adequate provision has been made for all known claims and probable future claims that can be reliably measured.

PARENT COMPANY FINANCIAL STATEMENTS AND NOTES THERETO

STATEMENT OF FINANCIAL PERFORMANCE

YEAR ENDED 31 MARCH	NOTE	A$ MILLION 2004	A$ MILLION 2003
Trading revenue – guarantee fees		6.4	–
Administration and other operating costs		(13.1)	–
Share of associate companies' net profit		–	10.9
Operating (loss) profit		(6.7)	10.9
Other revenue from ordinary activities	1	16.1	342.1
Other expenses from ordinary activities	1	(45.2)	(228.4)
Dividend income from controlled entities		558.9	16.6
Profit from ordinary activities before finance and income tax expense		523.1	141.2
Interest income	4	22.9	4.0
Borrowing costs	3	–	(2.5)
Profit from ordinary activities before income tax expense		546.0	142.7
Income tax benefit relating to ordinary activities	5	10.4	2.2
Net profit attributable to members of Rinker Group Limited and total changes in equity other than those resulting from transactions with owners as owners		556.4	144.9

Notes to the financial statements are annexed.

STATEMENT OF FINANCIAL POSITION

AS AT 31 MARCH	NOTE	A$ MILLION 2004	A$ MILLION 2003
CURRENT ASSETS			
Cash assets	7	321.6	–
Receivables	8	8.6	60.8
Prepayments		40.8	–
Current assets		371.0	60.8
NON-CURRENT ASSETS			
Receivables	8	442.1	340.9
Other financial assets	9	2,147.8	2,147.8
Deferred costs		1.3	–
Deferred income tax assets		17.4	2.9
Non-current assets		2,608.6	2,491.6
Total assets		2,979.6	2,552.4
CURRENT LIABILITIES			
Payables	10	2.4	10.7
Income tax liabilities		–	0.5
Current liabilities		2.4	11.2
NON-CURRENT LIABILITIES			
Payables	10	0.8	–
Provisions	11	1.4	0.7
Deferred income tax liabilities		0.1	–
Non-current liabilities		2.3	0.7
Total liabilities		4.7	11.9
Net assets		2,974.9	2,540.5
EQUITY			
Contributed equity	12	2,286.2	2,285.4
Reserves	13	16.4	16.4
Retained profits	14	672.3	238.7
Total equity		2,974.9	2,540.5

Notes to the financial statements are annexed.

STATEMENT OF CASH FLOWS

YEAR ENDED 31 MARCH	NOTE	A$ MILLION 2004	A$ MILLION 2003
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers		6.9	–
Payments to suppliers and employees		(22.0)	–
Dividends from controlled entities		558.9	–
Interest received		17.5	–
Income taxes paid		(45.4)	–
Net cash from operating activities		515.9	–
CASH FLOWS FROM INVESTING ACTIVITIES			
Loans and receivables advanced		(3.1)	–
Loans and receivables repaid		60.5	–
Net cash from investing activities		57.4	–
CASH FLOWS FROM FINANCING ACTIVITIES			
Net proceeds from borrowings		0.8	–
Proceeds from issue of shares to Rinker shareholders		0.8	–
Net financing of controlled entities		(130.5)	–
Dividends paid	6	(122.8)	–
Net cash used in financing activities		(251.7)	–
NET INCREASE IN CASH HELD		321.6	–
Cash at the beginning of the financial year		–	–
Effects of exchange rate changes		–	–
Net cash at the end of the financial year	7	321.6	–
Reconciliation of net profit attributable to members of Rinker Group Limited to net cash from operating activities			
Profit after tax attributable to members of Rinker Group Limited		556.4	144.9
Transfer to provisions		0.7	0.7
Interest expense		–	2.6
Other (profit) from ordinary activities		(16.1)	(113.7)
(Increase) in receivables		(3.7)	–
(Increase) in deferred costs		(1.3)	–
(Decrease) in other payables		(8.3)	(0.3)
Net change in tax balances		(55.7)	(2.2)
Other		43.9	(32.0)
Net cash from operating activities		515.9	–

Notes to the financial statements are annexed.

SIGNIFICANT ACCOUNTING POLICIES

INTRODUCTION
During the prior year, the year ended 31 March 2003, the parent company, Rinker Group Limited, was demerged from CSR Limited. The effective date of the demerger for accounting purposes was 28 March 2003. To facilitate the demerger, certain business assets and subsidiaries previously owned by CSR Limited and its other controlled entities relating to the Readymix business were transferred to wholly-owned subsidiaries of Rinker Group Limited during the financial year ended 31 March 2003. In addition, certain controlled entities of Rinker Group Limited not related to businesses operated by Rinker Group Limited and its subsidiaries post demerger were transferred to CSR Limited and/or its other controlled entities.

The statutory financial information presented in the statement of financial performance and the statement of cash flows for the year ended 31 March 2003, has therefore been prepared on that basis. The statutory financial information presented in the statement of financial position as at 31 March 2003 represents the assets and liabilities of Rinker Group Limited's continuing businesses at that date.

BASIS OF ACCOUNTING
This general purpose financial report is prepared in accordance with the Corporations Act 2001, applicable accounting standards and Urgent Issues Group consensus views, and complies with other requirements of the law. The financial report is based on historical cost, except for certain assets which are at deemed cost. The accounting policies adopted are consistent with those of the previous year, unless otherwise stated. Details of the significant accounting policies adopted by the parent company are given below.

FOREIGN CURRENCY
All foreign currency transactions during the year have been brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at that date. Exchange differences are brought to account in the statement of financial performance in the period in which they arise except if designated as hedges.

REVENUE RECOGNITION
Guarantee fees are recognised on an accrual basis in accordance with the substance of the relevant agreement.

Dividend revenue is recognised on a receivable basis.

Interest revenue is recognised on a time proportionate basis that takes into account the effective yield on the asset.

SIGNIFICANT ITEMS
Significant items are those which by their size, nature or incidence are relevant in explaining the financial performance of the entity, and as such are disclosed separately.

RECOVERABLE AMOUNT OF NON-CURRENT ASSETS
Non-current assets are reviewed annually to ensure the carrying values are not in excess of recoverable amounts. Recoverable amounts are determined as the present value of the net cash inflows from the continued use and subsequent disposal of the non-current asset.

ACQUISITION OF ASSETS
Assets acquired are recorded at the cost of acquisition, being the purchase consideration determined as at the date of acquisition plus costs incidental to the acquisition. In the event that settlement of all or part of the cash consideration given in the acquisition of an asset is deferred, the fair value of the purchase consideration is determined by discounting the amounts payable in the future to their present value as at the date of acquisition.

INVESTMENTS
Investments in controlled entities are recorded at cost.

JOINT VENTURE ENTITIES, ASSOCIATES AND PARTNERSHIPS
Investments in joint venture entities, associates and partnerships have been accounted for under the cost method.

DEFERRED COSTS
Deferred costs are capitalised to the extent that they provide future economic benefits. They are amortised over the period those benefits are expected to occur and their carrying value is reviewed annually as part of the business recoverable amounts test.

RECEIVABLES
Other receivables are recorded at amounts due less any allowance for doubtful debts.

STATEMENT OF CASH FLOWS
Net cash is defined as cash at banks and on hand and cash equivalents net of bank overdrafts. Cash equivalents include highly liquid investments which are readily convertible to cash and loans which are not subject to a term facility.

ACCOUNTS PAYABLE
Trade creditors and other accounts payable are recognised when the parent company becomes obliged to make future payments resulting from the purchase of goods and services.

PROVISIONS
Provisions are recognised when the parent company has a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

SIGNIFICANT ACCOUNTING POLICIES
CONTINUED

TAX EFFECT ACCOUNTING
The liability method of tax effect accounting is applied in the calculation of provisions for current and future tax.

Tax expense for the year is based on pre-tax accounting profit adjusted for items which, as a result of treatment under income tax legislation, create permanent differences between pre-tax accounting profit and taxable income. To arrive at tax payable, adjustments to income tax are made for items which have been included in periods for accounting purposes which differ from those specified by income tax legislation. The extent to which these timing differences give rise to income tax becoming payable earlier or later than is indicated by accounting treatment, is recorded in the statement of financial position as a deferred income tax asset or a deferred income tax liability.

Deferred income tax assets arising from timing differences and tax losses are not recognised as an asset if there is uncertainty as to whether income will be derived of a nature and an amount sufficient to ensure their realisation.

No provision for withholding tax has been made on undistributed earnings of overseas controlled entities where this is no intention to distribute those earnings.

CAPITAL GAINS TAX
No liability has been provided in the financial statements in respect of possible future capital gains tax that may arise on the disposal of assets, as no decision has been made to sell any of these assets. Such liability is provided at the time of disposal of assets. Where assets were revalued, no provision for potential capital gains tax has been made.

GOODS AND SERVICES TAX (GST)
Revenues, expenses and assets are recognised net of the amount of GST except:
- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of the expense item as applicable; or
- receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis and the GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

COMPARATIVE FIGURES
Where necessary to facilitate comparison, comparative figures have been adjusted to conform with changes in presentation in the current year.

ROUNDING
Unless otherwise shown in the financial report, amounts have been rounded to the nearest tenth of a million dollars. Rinker Group Limited is a company of the kind referred to in the Australian Securities and Investments Commission Class Order 98/100 issued 10 July 1998.

NOTES TO THE FINANCIAL STATEMENTS

YEAR ENDED 31 MARCH	A$ MILLION 2004	A$ MILLION 2003

1 OTHER REVENUE AND EXPENSES FROM ORDINARY ACTIVITIES

REVENUE		
Significant items	–	70.9
Disposal of property, plant and equipment and other assets	–	133.0
Disposal of investments[a]	–	130.5
Other	16.1	7.7
Total other revenue from ordinary activities	**16.1**	**342.1**
EXPENSES		
Significant items	–	(22.4)
Disposal of property, plant and equipment and other assets	–	(133.0)
Disposal of investments[a]	–	(73.0)
Net foreign exchange loss	(45.2)	–
Total other expenses from ordinary activities	**(45.2)**	**(228.4)**

a Prior to the demerger certain controlled entities not relating to the continuing business were sold to other entities within the CSR Limited group.

2 SIGNIFICANT ITEMS

DEMERGER FROM CSR LIMITED		
Demerger transaction revenue[a]	–	70.9
Demerger transaction costs[b]	–	(22.4)
Income tax benefit	–	2.4
Total significant items	**–**	**50.9**

a Revenues arising from transactions with CSR Limited to facilitate the demerger whilst Rinker Group Limited was a controlled entity of CSR Limited, including non-reciprocal contributions of assets.

b Represents transaction costs associated with the demerger borne by Rinker Group Limited.

3 NET FINANCE EXPENSE

Interest paid or payable on short-term debt to		
– other related parties[a]	–	2.6
Total interest expense	–	2.6
Add foreign exchange gain	–	(0.1)
Borrowing costs	**–**	**2.5**
Less interest income	22.9	4.0
Net finance expense (income)	**(22.9)**	**(1.5)**

a Interest paid to CSR Limited prior to date of demerger.

4 INTEREST INCOME

Short-term interest income from		
– wholly-owned group	12.5	2.6
– other related parties	–	1.3
– other	10.4	–
Long-term interest income from		
– other	–	0.1
Total interest income	**22.9**	**4.0**

NOTES TO THE FINANCIAL STATEMENTS
CONTINUED

YEAR ENDED 31 MARCH	A$ MILLION 2004	A$ MILLION 2003

5 INCOME TAX[a]

INCOME TAX BENEFIT

Reconciliation of income tax benefit charged to the statement of financial performance with income tax calculated on profit from ordinary activities before income tax

	A$ MILLION 2004	A$ MILLION 2003
Profit from ordinary activities before income tax	546.0	142.7
Income tax expense calculated at 30%	163.8	42.8
Increase (decrease) in income tax expense due to		
Asset disposals and writedowns	–	(17.3)
Equity accounted associates' profit/rebates on dividends received	–	(7.6)
Income tax (over) under provided in previous years	(2.2)	0.1
Significant items	–	(17.0)
Non assessable foreign income	(133.2)	–
Dividend rebate	(34.5)	–
Other items	(4.3)	(3.2)
Total income tax (benefit) on profit from ordinary activities	(10.4)	(2.2)
TOTAL INCOME TAX BENEFIT COMPRISES		
– additions to provision for current income tax liability	3.8	0.7
– additions to provision for deferred income tax liability	0.1	–
– additions to deferred income tax assets	(14.3)	(2.9)
	(10.4)	(2.2)
Deferred income tax assets attributable to tax losses carried forward as an asset	–	–
Deferred income tax assets not taken to account		
Balance at the beginning of the financial year	0.2	–
Assets now taken to account	(0.2)	(2.8)
Assets not recognised	–	3.0
Balance at the end of the financial year[b]	–	0.2

a Legislation to allow groups, comprising a parent entity and its Australian wholly-owned entities, to elect to consolidate and be treated as a single entity for income tax purposes was substantively enacted on 21 October 2002. As at the date of this report the directors have not completed an assessment of the financial effect, if any, the legislation may have on the company, and, accordingly, the directors have not made a decision to elect to be taxed as a single entity. As a result, only the financial effects of the mandatory aspects of the enabling legislation has been recognised in the financial statements and no adjustment has been made to recognise the financial effects that may result from the implementation of the tax consolidation system.

b These benefits will only be obtained if the parent company derives the necessary future assessable income and capital gains, and there are no adverse changes in tax legislation.

6 DIVIDENDS

	FINANCIAL YEAR	DATE PAID / PAYABLE	AMOUNT PER SHARE A$ CENTS	TOTAL AMOUNT A$ MILLION
RECOGNISED AMOUNTS				
Final Dividend[a]	2003	3 July 2003	7	66.1
Interim Dividend[b]	2004	15 December 2003	6	56.7
UNRECOGNISED AMOUNTS				
Final Dividend[b]	2004	2 July 2004	8	75.6

a 70 per cent franked at the Australian corporate tax rate of 30 per cent.

b 100 per cent franked at the Australian corporate tax rate of 30 per cent.

The final dividend in respect of ordinary shares for the year ended 31 March 2004 has not been recognised in this financial report because it was declared after 31 March 2004.

Holders of Rinker American Depositary Receipts (ADRs) in the United States, which each represent ten Rinker ordinary shares, will receive a dividend equivalent to 80 Australian cents per ADR, or ten times the final dividend per ordinary share noted above.

The adjusted franking account balance as at 31 March 2004 was A$nil; (2003: A$nil).

AS AT 31 MARCH	A$ MILLION 2004	A$ MILLION 2003
7 NET CASH		
Cash at banks and on hand	321.6	–
Net cash	**321.6**	**–**
8 RECEIVABLES		
CURRENT		
Amounts owing by controlled entities[a]	4.3	–
Amount owing by CSR Limited	–	60.2
Other loans and receivables	4.3	0.6
Total current receivables	**8.6**	**60.8**
NON-CURRENT		
Amounts owing by controlled entities[a]	442.1	340.9
Total non-current receivables	**442.1**	**340.9**

a Includes interest-bearing receivables of A$397.2 million at an average interest rate of 5%.

9 OTHER FINANCIAL ASSETS		
Investment in controlled entities at cost	2,147.8	2,147.8
Total other financial assets	**2,147.8**	**2,147.8**
10 PAYABLES		
CURRENT		
Other payables	2.4	10.7
Total current payables	**2.4**	**10.7**
NON-CURRENT		
Other loans	0.8	–
Total non-current payables	**0.8**	**–**

11 PROVISIONS

A$ MILLION	31 MARCH 2003	RECOGNISED	ACQUIRED	SETTLED	DISPOSALS TRANSFER	31 MARCH 2004
NON-CURRENT						
Directors' retirement allowance	0.7	0.8	–	(0.1)	–	1.4
Total non-current provisions	**0.7**	**0.8**	**–**	**(0.1)**	**–**	**1.4**

12 CONTRIBUTED EQUITY

	ORDINARY SHARES FULLY PAID[a]	PRICE A$	SHARE CAPITAL A$ MILLION
Particulars of shares issued during the year by Rinker Group Limited			
On issue 31 March 2003	1,690		2,285.4
Issued to shareholders as a result of the demerger[b]	944,668,106		–
Universal share plan[c]	324,700	5.13	0.8
Total movements during the year	944,992,806		0.8
On issue 31 March 2004	**944,994,496**		**2,286.2**
Movements since year end	–		–
On issue 25 May 2004	**944,994,496**		**2,286.2**

a Ordinary fully paid shares are listed on the Australian stock exchange. Fully paid ordinary shares carry one vote per share and the right to dividends.

b On 28 March 2003, Rinker Group Limited demerged from CSR Limited. On 11 April 2003, Rinker Group Limited issued the 944,668,106 shares arising on demerger to CSR Limited shareholders.

c Fully paid ordinary shares were issued in August and September 2003 under the employee Universal Share Plan. Shares cannot be sold by participants within three years of allotment, unless they finish their employment with the company. Offers of fully paid shares were made to all eligible employees (2,602). 1,219 accepted the offer, subscribing for up to 150 shares and receiving the same number at no cost. No expense was recorded in respect of free shares provided to employees under the Universal Share Plan. Information on the Cash Award Share Plan (CASP) is included in note 32 to the consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS
CONTINUED

AS AT 31 MARCH	NOTE	A$ MILLION 2004	A$ MILLION 2003
13 RESERVES			
MOVEMENTS IN CAPITAL RESERVES			
Balance at the beginning of the financial year		16.4	16.4
Balance at the end of the financial year		16.4	16.4
14 RETAINED EARNINGS			
RECONCILIATION OF RETAINED PROFITS			
Retained profits at the beginning of the financial year		238.7	109.9
Net profit attributable to members of Rinker Group Limited		556.4	144.9
Total available for appropriation		795.1	254.8
Dividends paid	6	(122.8)	(16.1)
Retained profits at the end of the financial year		672.3	238.7
15 CONTINGENT LIABILITIES			
Contingent liabilities, capable of estimation, arise in respect of the following categories:			
Guarantees given by the parent company in respect of amounts borrowed by			
– Rinker Materials Corporation		1,191.8	1,588.6
– Rinker Materials (Tianjin) Co Ltd		15.2	–
Total contingent liabilities		1,207.0	1,588.6

YEAR ENDED 31 MARCH	A$ 2004	A$ 2003
16 AUDITORS' REMUNERATION		
Auditing and reviewing the financial report of the parent company		
Auditor of parent company – Deloitte Touche Tohmatsu in Australia	463,000	–
Deloitte Touche Tohmatsu outside of Australia	50,000	–
	513,000	–
Audit related services		
– Deloitte Touche Tohmatsu in Australia	31,000	–
– Deloitte Touche Tohmatsu outside of Australia	40,000	–
	71,000	–
Total auditors' remuneration[a]	584,000	–

a Rinker Group Limited's audit fees were paid by the then parent company CSR Limited in 2003. Note that the 2003 amounts do not include an allocation of the CSR group fee during 2003, and represent only those amounts charged directly to the company.

17 FINANCIAL INSTRUMENTS

SIGNIFICANT ACCOUNTING POLICIES
Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which revenues and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed under "Significant accounting policies".

NET FAIR VALUE
The carrying amount of financial assets and financial liabilities recorded in the financial statements approximates their net fair values. The net fair values of financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow theory.

18 DIRECTORS' REMUNERATION

Refer to note 30 in the consolidated financial statements.

19 PARTICULARS RELATING TO CONTROLLED ENTITIES

Refer to note 36 in the consolidated financial statements.

20 RELATED PARTY INFORMATION

TRANSACTIONS WITH CSR LIMITED
To facilitate the demerger, internal restructure and demerger transactions occurred during the year ended 31 March 2003. These arrangements were not necessarily on commercial terms and conditions. Amounts receivable from the CSR group as at 31 March 2003 are detailed in the statement of financial position and note 8.

TRANSACTIONS WITHIN THE WHOLLY-OWNED GROUP
During the year the parent company advanced and repaid loans, sold and purchased goods and services and provided accounting and administrative assistance to its wholly-owned controlled entities. All non-demerger transactions with related parties except for certain intragroup loans, are on commercial terms and conditions.

Other than as described above, no material amounts were receivable from, or payable to, related parties as at 31 March 2004, and no material transactions with related parties occurred during the year except as detailed in the financial statements.

DIRECTORS AND DIRECTOR-RELATED ENTITIES
The directors who held office during the year and their holdings of Rinker Group Limited securities are detailed in the table below. Non-executive directors have agreements with Rinker Group Limited which conform to the provisions of the company's constitution in respect of entitlements to retirement and termination payments. Directors' remuneration is shown at note 30 to the consolidated financial statements, above.

TRANSACTIONS WITH DIRECTORS AND DIRECTOR-RELATED ENTITIES
Transactions entered into during the year with directors of Rinker Group Limited and its controlled entities and with their director-related entities which are within normal customer or employee relationships on terms and conditions no more favorable than those available to other customers, employees, or shareholders include:

- the acquisition of shares in Rinker Group Limited under the employee share plans,
- dividends from shares in Rinker Group Limited,
- the sale of goods and services,
- contracts of employment and reimbursement of expenses, and
- contracts of employment with relatives of directors on either a full-time or work experience basis.

SHAREHOLDINGS OF DIRECTORS AND DIRECTOR-RELATED ENTITIES
No director held any shares in Rinker Group Limited on 1 April 2003.

INTERESTS IN SHARES[a]	SHARES ISSUED 11 APRIL 2003[e]	SUBSEQUENTLY ACQUIRED	HOLDINGS AS AT 31 MARCH 2004	NOTIONAL SERP HOLDING[f]	TOTAL ECONOMIC INTEREST AS AT 31 MARCH 2004
Rinker Group Limited directors' shareholdings					
John Arthur	17,663	6,396	24,059	–	24,059
John Ballard[b]	20,000	–	20,000	–	20,000
David Clarke	188,694	71,720	260,414	245,026	505,440
Marshall Criser[c]	–	34,000	34,000	–	34,000
John Ingram[d]	–	15,000	15,000	–	15,000
John Morschel	39,640	9,594	49,234	–	49,234
Walter Revell[c]	–	20,000	20,000	–	20,000

a Including ADRs.

b Resigned 1 October 2003, balance shown at date of resignation.

c Took office on 12 April 2003.

d Took office on 1 October 2003.

e Represents holdings of CSR Limited shares, which entitled holders to receive one Rinker Group Limited share for each share in CSR Limited as a result of the demerger.

f In addition to the above holdings of shares and ADRs, directors have an additional exposure to movements in the Rinker share price by virtue of their election to invest in 'notional Rinker shares' under Rinker's SERP. The SERP is a defined contribution plan in the United States to which employees and employers make contributions. The interest is economic only – notional Rinker shares do not currently carry any rights in connection with Rinker ordinary shares or Rinker ADRs. All SERP holdings at year end were acquired during the year.

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

21 SUPERANNUATION COMMITMENTS

Rinker Group Limited participates in a number of superannuation funds in Australia. The funds provide benefits either on a defined benefit or cash accumulation basis, for employees on retirement, resignation or disablement, or to their dependants on death. Employer contributions are legally enforceable, with the right to terminate, reduce or suspend those contributions upon giving adequate written notice to the participants and trustees. Rinker Group Limited is required to provide a minimum level of superannuation support for Australian employees under the Australian Superannuation Guarantee Legislation.

HARWOOD SUPERANNUATION FUND

In Australia, Rinker participates in the Harwood Superannuation Fund (formerly CSR Australian Superannuation Fund) for those Rinker employees who are currently members of that fund and any new employees who become members of that fund. CSR Limited and Rinker Group Limited each separately cover, in effect, 50% of the funding of the accrued defined benefit liabilities of the Harwood Superannuation Fund as at the demerger date, which are revalued by the actuary at least annually. Rinker Group Limited is responsible for obligations with respect to benefits accrued after the demerger relating to individuals who are employed post demerger by the Rinker group.

A$ MILLION	ACCRUED BENEFITS	MARKET VALUE OF ASSETS	SURPLUS (DEFICIT)	VESTED BENEFITS	EMPLOYER CONTRIBUTIONS FOR THE YEAR PAID	EMPLOYER CONTRIBUTIONS FOR THE YEAR PAYABLE
Harwood Superannuation Fund Defined Benefit Division[a]						
Pre-Demerger Component	10.2	12.7	2.5	10.0	1.9	–
Post-Demerger Component	2.2	2.0	(0.2)	2.2	2.3	–

a The amounts represent the actuarial liabilities, determined to be past service liabilities, calculated at 31 March 2004 based on the assumptions used for the last actuarial review which was performed on 30 June 2003 by R Paton FIA FIAA.

The Fund was separated into two separate plans from the date of demerger. Rinker's RGL Plan includes a pre and post demerger component as shown. As at 31 March 2004 the assets of the RGL Plan (Rinker Super) of the Harwood Superannuation Fund attributable to the Defined Benefit Division (DBD) were 118% of the corresponding actuarial liabilities.

There is an obligation for Rinker Group Limited to contribute such amounts as to ensure that the assets attributable to the RGL Plan DBD are not less than 120% of the amount required to meet the actuarial liabilities of the RGL Plan's DBD. A bank guarantee has been made available to the Trustee of the Fund to satisfy that commitment.

There is also an enforceable obligation for Rinker Group Limited and CSR Limited to contribute such amounts as to ensure that the assets attributable to the Fund's DBD are not less than 120% of the amount required to meet the accrued defined benefit liabilities of the Harwood Superannuation Fund as at the demerger date. CSR Limited has made available to the fund a bank guarantee to satisfy this obligation. The actuary revalues the accrued benefit liabilities at least annually. Rinker Group Limited is required to cover, in effect, 50% of such obligations. CSR Limited is required to cover, in effect, the remaining 50%. The pre demerger actuarial liabilities, determined to be past service liabilities, at 31 March 2004 for this joint obligation totals US$123.6 million or A$163.7 million and the assets corresponding for this liability were US$142.8 million or A$189.1 million or 116% of the accrued liabilities.

DIRECTORS' DECLARATION
ABN: 53 003 433 118

Declaration by directors on the financial statements and notes thereto set out on pages 1 to 42.

The directors declare that the financial statements and notes thereto:

(a) comply with Accounting Standards;

(b) give a true and fair view of the financial position and performance of the company and consolidated entity;

(c) are, in the directors' opinion, in accordance with the Corporations Act 2001.

In the directors' opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors made pursuant to s.295(5) of the Corporations Act 2001.

John Morschel
CHAIRMAN

David Clarke
CHIEF EXECUTIVE AND MANAGING DIRECTOR

Sydney
25 May 2004

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF RINKER GROUP LIMITED

SCOPE

The financial report and directors' responsibility
The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both Rinker Group Limited (the company) and the consolidated entity, for the financial year ended 31 March 2004 as set out on pages 1 to 43. The consolidated entity comprises the company and the entities it controlled at the year's end or from time to time during the financial year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach
We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal controls, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with the Corporations Act 2001 and Accounting Standards and other mandatory professional reporting requirements in Australia so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

The audit opinion expressed in this report has been formed on the above basis.

INDEPENDENCE
In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

AUDIT OPINION
In our opinion, the financial report of Rinker Group Limited is in accordance with:

(a) the Corporations Act 2001, including:

- (i) giving a true and fair view of the company's and consolidated entity's financial position as at 31 March 2004 and of their performance for the year ended on that date; and
- (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

Deloitte Touche Tohmatsu

Greg Couttas
Partner
Chartered Accountants

Sydney
25 May 2004

The liability of Deloitte Touche Tohmatsu is limited by, and to the extent of, the Accountants' Scheme under the Professional Standards Act 1994 (NSW).

UNAUDITED PRO FORMA FINANCIAL INFORMATION

INTRODUCTION

The demerger of Rinker occurred following an order of the Federal Court made on 28 March 2003. Rinker's shares were first traded on the Australian Stock Exchange on 31 March 2003. In anticipation of Rinker's demerger from CSR, a number of businesses were transferred between Rinker and CSR during the year ended 31 March 2003.

The results for the year ended 31 March 2004 represent the actual results of Rinker group for the period. The results of the Rinker group as a statutory entity during the prior comparative period, the year ended 31 March 2003, do not reflect the businesses that comprised the Rinker group on demerger. Accordingly, unaudited pro forma financial information has been prepared for the year ended 31 March 2003. In comparing the results for the financial year ended 31 March 2004 with the results for the financial year ended 31 March 2003, the directors believe it is meaningful for readers of this Full Financial Report to make that comparison using the unaudited pro forma financial information for the year ended 31 March 2003. That unaudited pro forma financial information is set out starting below.

BASIS OF PREPARATION OF UNAUDITED PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma financial information for the year ended 31 March 2003 was prepared on a carve-out basis and includes the statements of financial performance, financial position and cash flows of Rinker group companies' United States businesses and of the Readymix businesses that were transferred to Rinker from CSR prior to the demerger. These financial statements have been prepared from historical accounting records of CSR and present all of the operations of the businesses as if Rinker had been a separate economic entity during the year ended 31 March 2003.

The Combined Statement of Financial Performance for the year ended 31 March 2003 includes general corporate overhead expenses related to corporate headquarters and common support divisions of CSR which have been estimated based on amounts previously incurred by CSR, less those amounts considered specific to the remaining businesses of CSR. Management believes this allocation basis is a reasonable reflection of the utilisation of services by Rinker. The allocated costs, while reasonable, may not necessarily be indicative of the costs that would have been incurred by Rinker if Rinker had performed these functions or received services as a stand-alone entity. Following the demerger, Rinker performed these functions using its own resources or purchased services and was responsible for the costs and expenses associated with the management of a public company.

During the year ended 31 March 2003, Rinker Materials Corporation, a controlled entity of Rinker, held external debt. In addition, other financing was obtained through CSR or CSR Finance Limited, a 100% owned subsidiary of CSR. Other businesses, previously owned by CSR and now owned by Rinker were funded through equity contributions. The Combined Statement of Financial Performance includes the interest expense associated with the external debt and interest-bearing intercompany debt held during the year. The Combined Statement of Financial Performance does not include any interest expense on non-interest bearing intercompany debt.

COMBINED STATEMENT OF FINANCIAL PERFORMANCE

YEAR ENDED 31 MARCH	ACTUAL US$ MILLION 2004	UNAUDITED PRO FORMA US$ MILLION 2003	ACTUAL A$ MILLION 2004	UNAUDITED PRO FORMA A$ MILLION 2003
Trading revenue – sale of goods	**3,706.2**	2,955.5	**5,339.5**	5,231.7
Cost of sales	**(2,158.4)**	(1,766.0)	**(3,110.0)**	(3,125.5)
Warehouse and distribution costs	**(690.8)**	(526.9)	**(994.1)**	(932.2)
Selling, general and administrative costs	**(367.8)**	(303.4)	**(528.6)**	(537.4)
Share of partnership net income (loss)	**12.1**	(0.1)	**17.1**	(0.3)
Share of associate entities net profit	**2.9**	13.8	**4.9**	24.6
Operating profit	**504.2**	372.9	**728.8**	660.9
Other revenue from ordinary activities	**31.7**	73.5	**44.8**	129.7
Other expenses from ordinary activities	**(43.3)**	(52.7)	**(60.5)**	(92.7)
Dividend income from others	**0.1**	0.1	**0.2**	0.2
Profit from ordinary activities before finance and income tax expense	**492.7**	393.8	**713.3**	698.1
Interest income	**11.7**	0.3	**16.4**	0.6
Borrowing costs	**(58.9)**	(59.3)	**(85.2)**	(104.9)
Profit from ordinary activities before income tax expense	**445.5**	334.8	**644.5**	593.8
Income tax expense relating to ordinary activities	**(148.8)**	(116.8)	**(216.2)**	(208.1)
Net profit	**296.7**	218.0	**428.3**	385.7
Net profit attributable to outside equity interests	**(1.1)**	(2.3)	**(1.5)**	(4.1)
Net profit attributable to members of Rinker Group Limited	**295.6**	215.7	**426.8**	381.6
(A$ AND US$ CENTS)				
Basic earnings per share and diluted earnings per share based on net profit attributable to members of Rinker Group Limited	**31.3**	22.8	**45.2**	40.4
Weighted average number of shares outstanding	**944,860,494**	944,669,796	**944,860,494**	944,669,796

The financial information above has been prepared on the basis set out on page 44.

COMBINED STATEMENT OF FINANCIAL POSITION

AS AT 31 MARCH	ACTUAL US$ MILLION 2004	ACTUAL US$ MILLION 2003	ACTUAL A$ MILLION 2004	ACTUAL A$ MILLION 2003
CURRENT ASSETS				
Cash assets	**328.5**	111.0	**435.1**	184.8
Cash available from CSR Limited	**–**	153.3	**–**	255.3
Receivables	**532.7**	471.8	**705.5**	785.6
Inventories	**263.9**	233.2	**349.5**	388.2
Other current assets	**60.6**	22.6	**80.2**	37.6
Current assets	**1,185.7**	991.9	**1,570.3**	1,651.5
NON-CURRENT ASSETS				
Receivables	**89.8**	32.2	**119.0**	53.6
Inventories	**42.1**	46.4	**55.7**	77.3
Investments accounted for using the equity method	**143.4**	156.5	**189.9**	260.5
Other financial assets	**13.5**	8.9	**17.8**	14.8
Property, plant and equipment	**1,715.7**	1,601.7	**2,271.8**	2,666.8
Intangibles	**838.8**	896.5	**1,110.7**	1,492.7
Deferred income tax assets	**60.2**	60.7	**79.7**	101.1
Other non-current assets	**40.8**	46.0	**54.0**	76.6
Non-current assets	**2,944.3**	2,848.9	**3,898.6**	4,743.4
Total assets	**4,130.0**	3,840.8	**5,468.9**	6,394.9
CURRENT LIABILITIES				
Payables	**459.8**	366.5	**608.9**	610.3
Interest-bearing liabilities	**17.4**	161.7	**23.0**	269.2
Income tax liabilities	**57.7**	10.2	**76.4**	17.0
Provisions	**88.9**	78.9	**117.8**	131.3
Current liabilities	**623.8**	617.3	**826.1**	1,027.8
NON-CURRENT LIABILITIES				
Payables	**19.4**	21.6	**25.7**	35.9
Interest-bearing liabilities	**912.4**	1,051.5	**1,208.2**	1,750.7
Deferred income tax liabilities	**222.8**	202.6	**295.1**	337.4
Provisions	**71.0**	63.6	**94.0**	105.9
Non-current liabilities	**1,225.6**	1,339.3	**1,623.0**	2,229.9
Total liabilities	**1,849.4**	1,956.6	**2,449.1**	3,257.7
Net assets	**2,280.6**	1,884.2	**3,019.8**	3,137.2
EQUITY				
Contributed equity	**1,497.1**	1,496.5	**2,286.2**	2,285.4
Reserves	**196.6**	6.0	**(304.3)**	107.9
Retained profits	**582.0**	371.5	**1,031.4**	727.0
Equity attributable to members of Rinker Group Limited	**2,275.7**	1,874.0	**3,013.3**	3,120.3
Outside equity interests in controlled entities	**4.9**	10.2	**6.5**	16.9
Total equity	**2,280.6**	1,884.2	**3,019.8**	3,137.2

The financial information above has been prepared on the basis set out on page 44.

COMBINED STATEMENT OF CASH FLOWS

YEAR ENDED 31 MARCH	ACTUAL US$ MILLION 2004	UNAUDITED PRO FORMA US$ MILLION 2003	ACTUAL A$ MILLION 2004	UNAUDITED PRO FORMA A$ MILLION 2003
CASH FLOWS FROM OPERATING ACTIVITIES				
Receipts from customers	3,857.2	3,032.9	5,542.8	5,364.8
Payments to suppliers and employees	(3,102.7)	(2,439.3)	(4,472.9)	(4,314.6)
Dividends and distributions from associate entities	13.1	19.7	17.4	34.1
Interest received	10.7	0.6	15.0	1.2
Income tax paid	(117.7)	(99.6)	(155.3)	(172.8)
Net cash from operating activities	660.6	514.3	947.0	912.7
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of property, plant, equipment and other non-current assets[a]	(224.4)	(129.2)	(340.2)	(233.5)
Proceeds from sale of property, plant, equipment and other non-current assets	25.3	43.7	55.0	77.6
Purchase of controlled entities and businesses net of cash acquired	(36.0)	(531.9)	(49.2)	(971.8)
Proceeds from sale of interest in controlled entities and businesses	4.3	26.0	5.8	45.5
Loans and receivables advanced	(16.3)	(2.3)	(23.3)	(3.9)
Loans and receivables repaid	16.1	1.2	23.8	2.5
Net cash (used in) investing activities	(231.0)	(592.5)	(328.1)	(1,083.6)
CASH FLOWS FROM FINANCING ACTIVITIES				
Net (repayments of) proceeds from borrowings	(297.9)	223.7	(455.5)	422.2
Cash received from CSR Limited	192.6	–	315.5	–
Dividends paid	(85.6)	–	(122.8)	–
Outside equity interest distributions	(1.4)	–	(1.8)	–
Proceeds from issue of shares	0.6	–	0.8	–
Interest and other finance costs paid	(53.0)	(51.0)	(75.0)	(89.6)
Net cash (used in) from financing activities	(244.7)	172.7	(338.8)	332.6
Net increase in cash held	184.9	94.5	280.1	161.7
Cash at the beginning of the financial year	111.0	14.8	184.8	28.0
Effects of exchange rate changes	32.6	1.7	(29.8)	(4.9)
Net cash at the end of the financial year	328.5	111.0	435.1	184.8
RECONCILIATION OF NET CASH				
Cash balance comprises:				
Cash at bank and on hand	298.6	108.3	395.5	180.3
Short-term loans and deposits	29.9	2.7	39.6	4.5
Net cash at 31 March	328.5	111.0	435.1	184.8

a Purchase of property, plant and equipment includes US$166.4 million or A$257.5 million (2003: US$79.3 million or A$140.0 million) of operating capital expenditure. Operating capital expenditure represents that required to maintain operating capacity.

The financial information above has been prepared on the basis set out on page 44.

UNAUDITED PRO FORMA FINANCIAL INFORMATION
CONTINUED

SEGMENTAL INFORMATION

PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX YEAR ENDED 31 MARCH	ACTUAL US$ MILLION 2004	UNAUDITED PRO FORMA US$ MILLION 2003	ACTUAL A$ MILLION 2004	UNAUDITED PRO FORMA A$ MILLION 2003
Rinker Materials				
Aggregates	138.2	104.0	200.9	185.4
Cement	95.5	86.8	137.6	153.5
Concrete, block, asphalt	116.4	85.8	166.9	151.3
Concrete pipe and products	53.1	60.1	78.6	107.6
Other	(11.4)	(3.1)	(16.0)	(5.8)
Total Rinker Materials	391.8	333.6	568.0	592.0
Readymix	110.1	67.8	158.3	119.5
Segment totals	501.9	401.4	726.3	711.5
Corporate	(9.2)	(7.6)	(13.0)	(13.4)
Group total	492.7	393.8	713.3	698.1
Net finance	(47.2)	(59.0)	(68.8)	(104.3)
Combined Rinker group	445.5	334.8	644.5	593.8
INCOME TAX (EXPENSE) BENEFIT				
Rinker Materials				
Aggregates	(46.9)	(37.9)	(68.2)	(67.4)
Cement	(36.8)	(36.6)	(52.9)	(64.8)
Concrete, block, asphalt	(45.8)	(33.7)	(65.7)	(59.7)
Concrete pipe and products	(21.5)	(23.7)	(31.7)	(42.3)
Other	7.3	0.4	9.7	1.0
Total Rinker Materials	(143.7)	(131.5)	(208.8)	(233.2)
Readymix	(29.5)	(13.6)	(42.6)	(25.4)
Segment totals	(173.2)	(145.1)	(251.4)	(258.6)
Corporate	2.6	2.3	3.7	4.0
Group totals	(170.6)	(142.8)	(247.7)	(254.6)
Net finance	21.8	26.0	31.5	46.5
Combined Rinker group	(148.8)	(116.8)	(216.2)	(208.1)
OUTSIDE EQUITY INTEREST SHARE OF (PROFIT) LOSS				
Rinker Materials				
Aggregates	(0.1)	–	(0.1)	–
Cement	–	–	–	–
Concrete, block, asphalt	(0.1)	(0.1)	(0.2)	(0.3)
Concrete pipe and products	–	–	–	–
Other	(0.9)	(1.2)	(1.2)	(2.0)
Total Rinker Materials	(1.1)	(1.3)	(1.5)	(2.3)
Readymix	–	(1.1)	–	(2.1)
Segment totals	(1.1)	(2.4)	(1.5)	(4.4)
Corporate	–	–	–	–
Group totals	(1.1)	(2.4)	(1.5)	(4.4)
Net finance	–	0.1	–	0.3
Combined Rinker group	(1.1)	(2.3)	(1.5)	(4.1)
NET PROFIT ATTRIBUTABLE TO MEMBERS OF RINKER GROUP LIMITED				
Rinker Materials				
Aggregates	91.2	66.1	132.6	118.0
Cement	58.7	50.2	84.7	88.7
Concrete, block, asphalt	70.5	52.0	101.0	91.3
Concrete pipe and products	31.6	36.4	46.9	65.3
Other	(5.0)	(3.9)	(7.5)	(6.8)
Total Rinker Materials	247.0	200.8	357.7	356.5
Readymix	80.6	53.1	115.7	92.0
Segment totals	327.6	253.9	473.4	448.5
Corporate	(6.6)	(5.3)	(9.3)	(9.4)
Group totals	321.0	248.6	464.1	439.1
Net finance	(25.4)	(32.9)	(37.3)	(57.5)
Combined Rinker group	295.6	215.7	426.8	381.6

The financial information above has been prepared on the basis set out on page 44.

SEGMENTAL INFORMATION

TOTAL REVENUE[a] YEAR ENDED 31 MARCH	ACTUAL US$ MILLION 2004	UNAUDITED PRO FORMA US$ MILLION 2003	ACTUAL A$ MILLION 2004	UNAUDITED PRO FORMA A$ MILLION 2003
Rinker Materials				
Aggregates	**806.4**	632.1	**1,163.3**	1,120.5
Cement	**378.3**	327.3	**544.3**	581.4
Concrete, block, asphalt	**1,367.8**	1,014.2	**1,972.8**	1,792.6
Concrete pipe and products	**423.3**	456.2	**614.3**	810.8
Other	**421.1**	420.1	**605.5**	746.2
Eliminations	**(509.0)**	(414.0)	**(733.6)**	(740.4)
Total Rinker Materials	**2,887.9**	2,435.9	**4,166.6**	4,311.1
Readymix	**850.1**	593.2	**1,217.9**	1,050.5
Segment totals	**3,738.0**	3,029.1	**5,384.5**	5,361.6
Net finance	**11.7**	0.3	**16.4**	0.6
Combined Rinker group	**3,749.7**	3,029.4	**5,400.9**	5,362.2
TRADING REVENUE				
Rinker Materials				
Aggregates	**802.6**	626.0	**1,157.7**	1,108.6
Cement	**377.0**	327.2	**542.5**	579.2
Concrete, block, asphalt	**1,365.0**	1,010.1	**1,968.8**	1,782.8
Concrete pipe and products	**421.4**	437.0	**611.5**	777.2
Other	**410.6**	396.6	**591.6**	703.5
Eliminations	**(509.0)**	(413.9)	**(733.6)**	(733.7)
Total Rinker Materials	**2,867.6**	2,383.0	**4,138.5**	4,217.6
Readymix	**838.6**	572.5	**1,201.0**	1,014.1
Segment totals	**3,706.2**	2,955.5	**5,339.5**	5,231.7
EBITDA				
Rinker Materials				
Aggregates	**207.7**	163.3	**300.8**	290.0
Cement	**116.9**	107.5	**168.4**	190.1
Concrete, block, asphalt	**170.5**	128.2	**244.7**	226.0
Concrete pipe and products	**85.1**	92.5	**124.7**	164.9
Other	**10.4**	22.4	**15.6**	39.3
Total Rinker Materials	**590.6**	513.9	**854.2**	910.3
Readymix	**145.5**	98.1	**209.0**	173.2
Segment totals	**736.1**	612.0	**1,063.2**	1,083.5
Corporate	**(9.2)**	(7.6)	**(13.0)**	(13.4)
Combined Rinker group	**726.9**	604.4	**1,050.2**	1,070.1

MARGIN YEAR ENDED 31 MARCH	EBITDA MARGIN[c] ACTUAL 2004	EBITDA MARGIN[c] PRO FORMA 2003	EBIT MARGIN[b] ACTUAL 2004	EBIT MARGIN[b] PRO FORMA 2003
Rinker Materials				
Aggregates	**25.9%**	26.1%	**17.4%**	16.7%
Cement	**31.0%**	32.9%	**25.4%**	26.5%
Concrete, block, asphalt	**12.5%**	12.7%	**8.5%**	8.5%
Concrete pipe and products	**20.2%**	21.2%	**12.9%**	13.8%
Other	**2.5%**	5.6%	**(2.7%)**	(0.8%)
Total Rinker Materials	**20.6%**	21.6%	**13.7%**	14.0%
Readymix	**17.4%**	17.1%	**13.2%**	11.8%
Segment totals	**19.9%**	20.7%	**13.6%**	13.6%
Corporate	**–**	–	**–**	–
Combined Rinker group	**19.6%**	20.5%	**13.4%**	13.3%

a Excludes net profit from equity accounted for investments in associate entities.

b EBIT Margin represents Profit from Ordinary Activities before Income Tax and Net Finance Expense divided by Trading Revenue.

c EBITDA Margin represents Earnings before Interest, Tax, Depreciation and Amortisation divided by Trading Revenue.

The financial information above has been prepared on the basis set out on page 44.

UNAUDITED PRO FORMA FINANCIAL INFORMATION
CONTINUED

SEGMENTAL INFORMATION

ASSETS AS AT 31 MARCH	ACTUAL US$ MILLION 2004	UNAUDITED PRO FORMA US$ MILLION 2003	ACTUAL A$ MILLION 2004	UNAUDITED PRO FORMA A$ MILLION 2003
Rinker Materials				
Aggregates	932.4	942.9	1,234.6	1,570.3
Cement	410.1	424.5	543.0	706.8
Concrete, block, asphalt	834.7	801.9	1,105.3	1,334.8
Concrete pipe and products	437.4	460.4	579.2	766.6
Other	219.5	228.5	290.7	380.5
Eliminations	(30.9)	(30.0)	(40.9)	(50.0)
Total Rinker Materials	2,803.2	2,828.2	3,711.9	4,709.0
Readymix	897.0	588.2	1,187.8	979.3
Segment totals	3,700.2	3,416.4	4,899.7	5,688.3
Unallocated	6.6	248.4	8.7	413.6
Group totals	3,706.8	3,664.8	4,908.4	6,101.9
Net cash	328.5	111.0	435.1	184.8
Tax assets	91.0	60.7	120.5	101.1
Interest and other finance receivables	3.7	4.3	4.9	7.1
Combined Rinker group	4,130.0	3,840.8	5,468.9	6,394.9
LIABILITIES				
Rinker Materials				
Aggregates	(93.3)	(85.0)	(123.5)	(141.5)
Cement	(29.8)	(28.4)	(39.5)	(47.3)
Concrete, block, asphalt	(183.3)	(167.6)	(242.7)	(279.1)
Concrete pipe and products	(60.1)	(47.6)	(79.6)	(79.3)
Other	(118.3)	(99.9)	(156.7)	(166.3)
Eliminations	30.9	30.0	40.9	50.0
Total Rinker Materials	(453.9)	(398.5)	(601.1)	(663.5)
Readymix	(170.6)	(117.2)	(225.9)	(195.2)
Segment totals	(624.5)	(515.7)	(827.0)	(858.7)
Unallocated	(2.9)	(6.8)	(3.8)	(11.4)
Group totals	(627.4)	(522.5)	(830.8)	(870.1)
Tax liabilities	(280.5)	(212.8)	(371.5)	(354.4)
Interest and other finance payable	(11.7)	(8.1)	(15.6)	(13.3)
Interest-bearing liabilities	(929.8)	(1,213.2)	(1,231.2)	(2,019.9)
Combined Rinker group	(1,849.4)	(1,956.6)	(2,449.1)	(3,257.7)
ALLOCATED TAX ASSETS/(LIABILITIES)				
Rinker Materials				
Aggregates	(43.1)	(40.2)	(57.1)	(66.9)
Cement	(26.2)	(11.2)	(34.6)	(18.6)
Concrete, block, asphalt	(43.1)	(29.4)	(57.1)	(49.0)
Concrete pipe and products	(29.2)	(28.6)	(38.7)	(47.6)
Other	(21.4)	(22.2)	(28.5)	(36.8)
Total Rinker Materials	(163.0)	(131.6)	(216.0)	(218.9)
Readymix	(26.5)	(20.5)	(35.0)	(34.4)
Segment totals	(189.5)	(152.1)	(251.0)	(253.3)
SEGMENT FUNDS EMPLOYED				
Rinker Materials				
Aggregates	796.0	817.7	1,054.0	1,361.9
Cement	354.1	384.9	468.9	640.9
Concrete, block, asphalt	608.3	604.9	805.5	1,006.7
Concrete pipe and products	348.1	384.2	460.9	639.7
Other	79.8	106.4	105.5	177.4
Total Rinker Materials	2,186.3	2,298.1	2,894.8	3,826.6
Readymix	699.9	450.5	926.9	749.7
Segment totals	2,886.2	2,748.6	3,821.7	4,576.3

The financial information above has been prepared on the basis set out on page 44.

RECONCILIATION OF MANAGEMENT MEASURES

The following management measures, used in our Concise Annual Report, are not defined under Australian Generally Accepted Accounting Principles (GAAP). Although we believe they enhance the understanding of our performance, they should not be used as an alternative to GAAP measures. Reconciliations of these measures to the nearest GAAP measures are presented below.

1. RECONCILIATION OF EBITDA

Profit on ordinary activities before finance and income tax expense is also refered to as EBIT in this document.

EBITDA represents EBIT before Depreciation and Amortisation (DA).

YEAR ENDED	31 MARCH 2004			31 MARCH 2003		
US$ MILLION	EBIT	DA	EBITDA	EBIT	DA	EBITDA
Rinker Materials	391.8	198.8	590.6	333.6	180.3	513.9
Readymix	110.1	35.4	145.5	67.8	30.3	98.1
Corporate	(9.2)	–	(9.2)	(7.6)	–	(7.6)
Rinker group	492.7	234.2	726.9	393.8	210.6	604.4
A$ MILLION						
Rinker Materials	568.0	286.2	854.2	592.0	318.3	910.3
Readymix	158.3	50.7	209.0	119.5	53.7	173.2
Corporate	(13.0)	–	(13.0)	(13.4)	–	(13.4)
Rinker group	713.3	336.9	1,050.2	698.1	372.0	1,070.1

Further information on EBIT and EBITDA for each segment is shown on pages 48 and 49 and in information on Rinker's internet site at www.rinkergroup.com

2. RECONCILIATION OF EBIT BEFORE AMORTISATION OF GOODWILL

EBIT before amortisation of goodwill is calculated as follows.

	US$ MILLION		A$ MILLION	
YEAR ENDED 31 MARCH	2004	2003	2004	2003
EBIT	492.7	393.8	713.3	698.1
Goodwill amortisation	56.5	47.1	81.3	83.0
EBITA	549.2	440.9	794.6	781.1

3. RECONCILIATION OF EARNINGS PER SHARE

Earnings per share represents net profit attributable to members divided by the weighted average number of shares outstanding.

	US$ MILLION		A$ MILLION	
YEAR ENDED 31 MARCH	2004	2003	2004	2003
Net profit attributable to members of Rinker	295.6	215.7	426.8	381.6
Weighted average number of shares outstanding (million)	944.9	944.7	944.9	944.7
Earnings per share (cents)	31.3	22.8	45.2	40.4

Earnings per share pre-amortisation of goodwill represents net profit attributable to members excluding goodwill amortisation divided by the weighted average shares outstanding.

	US$ MILLION		A$ MILLION	
YEAR ENDED 31 MARCH	2004	2003	2004	2003
Net profit attributable to members of Rinker	295.6	215.7	426.8	381.6
Add back Goodwill amortisation	50.8	41.7	73.2	73.6
Weighted average number of shares outstanding (million)	944.9	944.7	944.9	944.7
Earnings per share pre-amortisation of goodwill (cents)	36.7	27.2	52.9	48.2

4. RECONCILIATION OF RETURN ON EQUITY (ROE)

Return on equity represents the previous 12 months' Net profit attributable to members of Rinker Group Limited divided by equity attributable to members of Rinker Group Limited.

Return on equity prior to goodwill amortisation is calculated by excluding goodwill amortisation from Net profit.

YEAR ENDED 31 MARCH	US$ MILLION 2004	2003	A$ MILLION 2004	2003
Net profit attributable to members of Rinker	**295.6**	215.7	**426.8**	381.6
Equity attributable to members of Rinker	**2,275.7**	1,874.0	**3,013.3**	3,120.3
ROE	**13.0%**	11.4%	**14.2%**	12.2%
Goodwill amortisation	**50.8**	41.7	**73.2**	73.6
ROE pre amortisation of goodwill	**15.2%**	13.6%	**16.6%**	14.6%

5. RECONCILIATION OF RETURN ON FUNDS EMPLOYED (ROFE)

Return on funds employed represents previous 12 month's EBIT divided by end of period funds employed.

US$ MILLION YEAR ENDED 31 MARCH	EBIT 2004	FUNDS EMPLOYED 2004	ROFE 2004	EBIT 2003	FUNDS EMPLOYED 2003	ROFE 2003
Aggregates	**138.2**	**796.0**	**17.4%**	104.0	817.7	12.7%
Cement	**95.5**	**354.1**	**27.0%**	86.8	384.9	22.6%
Concrete, block, asphalt	**116.4**	**608.3**	**19.1%**	85.8	604.9	14.2%
Concrete pipe, products	**53.1**	**348.1**	**15.2%**	60.1	384.2	15.6%
Other	**(11.4)**	**79.8**	**n.m**	(3.1)	106.4	n.m
Total Rinker Materials	**391.8**	**2,186.3**	**17.9%**	333.6	2,298.1	14.5%
Readymix	**110.1**	**699.9**	**15.7%**	67.8	450.5	15.0%
Corporate	**(9.2)**	**1.6**	**n.m**	(7.6)	–	n.m
Rinker group	**492.7**	**2,887.8**	**17.1%**	393.8	2,748.6	14.3%

A$ MILLION	EBIT 2004	FUNDS EMPLOYED 2004	ROFE 2004	EBIT 2003	FUNDS EMPLOYED 2003	ROFE 2003
Aggregates	**200.9**	**1,054.0**	**19.1%**	185.4	1,361.9	13.6%
Cement	**137.6**	**468.9**	**29.3%**	153.5	640.9	24.0%
Concrete, block, asphalt	**166.9**	**805.5**	**20.7%**	151.3	1,006.7	15.0%
Concrete pipe, products	**78.6**	**460.9**	**17.1%**	107.6	639.7	16.8%
Other	**(16.0)**	**105.5**	**n.m**	(5.8)	177.4	n.m
Total Rinker Materials	**568.0**	**2,894.8**	**19.6%**	592.0	3,826.6	15.5%
Readymix	**158.3**	**926.9**	**17.1%**	119.5	749.7	15.8%
Corporate	**(13.0)**	**2.1**	**n.m**	(13.4)	–	n.m
Rinker group	**713.3**	**3,823.8**	**18.7%**	698.1	4,576.3	15.3%

6. RECONCILIATION OF NET DEBT

Net debt represents current and non-current interest-bearing liabilities less cash assets.

AS AT 31 MARCH	US$ MILLION 2004	2003	A$ MILLION 2004	2003
Current interest-bearing liabilities	**17.4**	161.7	**23.0**	269.2
Long term interest-bearing liabilities	**912.4**	1,051.5	**1,208.2**	1,750.7
Less: cash assets	**(328.5)**	(264.3)	**(435.1)**	(440.1)
Net debt	**601.3**	948.9	**796.1**	1,579.8

7. RECONCILIATION OF GEARING

Gearing represents (a) net debt divided by equity and (b) net debt divided by net debt plus equity.

AS AT 31 MARCH	US$ MILLION 2004	US$ MILLION 2003	A$ MILLION 2004	A$ MILLION 2003
Net debt	**601.3**	948.9	**796.1**	1,579.8
Equity	**2,280.6**	1,884.2	**3,019.8**	3,137.2
Gearing (net debt/equity)	**26.4%**	50.4%	**26.4%**	50.4%
Gearing (net debt/net debt plus equity)	**20.9%**	33.5%	**20.9%**	33.5%

8. RECONCILIATION OF EBIT INTEREST COVER

EBIT interest cover represents EBIT divided by net interest expense.
Net interest expense represents interest expense less interest income.

YEAR ENDED 31 MARCH	US$ MILLION 2004	US$ MILLION 2003	A$ MILLION 2004	A$ MILLION 2003
Interest Income	**11.7**	0.3	**16.4**	0.6
Interest Expense	**54.6**	49.3	**78.9**	87.1
Net Interest Expense	**42.9**	49.0	**62.5**	86.5
EBIT	**492.7**	393.8	**713.3**	698.1
EBIT Interest Cover (times)	**11.5**	8.0	**11.4**	8.1

9. RECONCILIATION OF FREE CASH FLOW

Free cash flow is calculated as the net cash flow from operations, less operating capital expenditure and interest payments.

YEAR ENDED 31 MARCH	US$ MILLION 2004	US$ MILLION 2003	US$ MILLION 2002	US$ MILLION 2001	A$ MILLION 2004	A$ MILLION 2003	A$ MILLION 2002	A$ MILLION 2001
Profit from ordinary activities before finance and tax[a]	**492.7**	393.8	330.2	305.8	**713.3**	698.1	645.7	553.3
Depreciation and amortisation	**234.2**	210.6	180.9	166.3	**336.9**	372.0	353.8	303.9
Net income tax paid	**(117.7)**	(99.6)	(75.9)	(68.6)	**(155.3)**	(172.8)	(146.9)	(125.9)
Change in working capital	**(18.0)**	21.9	–	4.2	**(42.8)**	31.2	(0.5)	27.0
Loss (profit) on asset sales	**10.1**	(20.8)	(6.3)	(11.8)	**13.8**	(37.0)	(12.4)	(22.1)
Interest received	**10.7**	0.6	0.8	2.1	**15.0**	1.2	1.4	3.8
Other	**48.6**	7.8	15.7	(12.1)	**66.1**	20.0	27.3	(21.9)
Net cash from operating activities	**660.6**	514.3	445.4	385.9	**947.0**	912.7	868.4	718.0
Operating capital expenditure[b]	**(166.4)**	(79.3)	(95.9)	(86.1)	**(257.5)**	(140.0)	(187.0)	(156.0)
Interest paid	**(53.0)**	(51.0)	(56.2)	(73.8)	**(75.0)**	(89.6)	(111.8)	(135.2)
Free Cash Flow[c]	**441.2**	384.0	293.3	226.0	**614.5**	683.1	569.6	426.8

a Stated prior to significant items in the year ended 31 March 2001, of US$27.9m or A$56.8m.

b Operating capital expenditure represents capital expenditure required to maintain existing operating capacities, presented here on a payments basis, with changes in capital accruals in net cash flow from operations.

Operating capital expenditure	**166.4**	79.3	95.9	86.1	**257.5**	140.0	187.0	156.0
Development capital expenditure	**58.0**	49.9	69.8	94.4	**82.7**	93.5	136.5	162.3
Total purchase of property, plant and equipment	**224.4**	129.2	165.7	180.5	**340.2**	233.5	323.5	318.3
Purchase of businesses	**36.0**	531.9	79.0	633.7	**49.2**	971.8	157.3	1,090.2
Total capital expenditure	**260.4**	661.1	244.7	814.2	**389.4**	1,205.3	480.8	1,408.5

c Rinker's management uses free cash flow to assess the financial performance of the group and believes it is useful to investors because it relates the operating cash flow of the group to the capital that is spent to continue business operations. In particular, management uses free cash flow as an indicator of the amount of cash generated after operating capital expenditures and interest paid. Free cash flow does not include expenditures for development capital expenditure or business acquisitions. Free cash flow does not represent a measure of solvency, nor Rinker's ability to pay debts or make other required payments as they fall due. This non-GAAP measure should not be considered a substitute for, or superior to Net cash from operating activities under GAAP.

CONTACT DETAILS AND SHAREHOLDER INFORMATION

RINKER GROUP LIMITED

ABN 53 003 433 118

Level 8, Tower B,
799 Pacific Highway
Chatswood NSW 2067
Australia

PO Box 7867
[illegible]
Australia

Telephone (02) 9412 6600
International +61 (2) 9412 6600
Facsimile (02) 9412 6601
International +61 (2) 9412 6601

www.rinkergroup.com

SHARE REGISTRY INQUIRIES

Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
Australia

GPO Box 7045
Sydney NSW 2001
Australia

Telephone 1300 [illegible]
International +61 (3) 9415 4[illegible]
Facsimile (02) 8234 5050
International +61 (2) 8234 5050

Email: [illegible]@computershare.com.au

INVESTOR AND ANALYST INQUIRIES

Manager Investor Services
Corporate Affairs and Investor Relations Group

Telephone (02) 9412 6608
International +61 (2) 9412 6608
Facsimile (02) 9412 6611
International +61 (2) 9412 6611

Email: [illegible]
[illegible]

AMERICAN DEPOSITARY RECEIPTS

[illegible]
[illegible] Providence, RI [illegible] USA
[illegible]

[illegible]
[illegible]

[illegible]

[illegible] Miami Florida
[illegible]